File No. 83-1

Regulation IA

Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended September 30, 2023

INTER-AMERICAN DEVELOPMENT BANK (the “Bank”)

Washington, D.C. 20577

(1)	Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank’s ordinary capital. There were no purchases by the Bank of its primary obligations.

(2)	Copies of the Bank’s regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of September 30, 2023, of the Bank’s ordinary capital.

(3)

Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank

of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date

USD	3,000,000,000	4.50	99.923	6-July-2023	15-May-2026

INR	4,250,000,000	7.00	101.002	12-July-2023	17-Apr-2033

GBP	400,000,000	5.00	99.397	20-July-2023	20-July-2030

AUD	160,00,000	5.125	100.00	21-July-2023	21-July-2038

USD	50,000,000	Zero Coupon Multi-Callable	100.00	25-July-2023	25-July-2043

USD	50,000,000	4.05	100.00	27-July-2023	27-July-2028

INR	4,100,000,000	7.00	100.00	8-Aug-2023	8-Aug-2033

USD	100,000,000	Floating Rate	99.714	14-Aug-2023	15-Feb-2029

CRC	3,000,000,000	7.25	100.00	28-Aug-2023	28-Aug-2030

INR	3,500,000,000	7.00	99.589	8-Sep-2023	17-Apr-2033

USD	2,000,000,000	4.50	99.944	13-Sep-2023	13-Sep-2033

USD	25,000,000	4.545	100.00	15-Sep-2023	15-Sep-2027

Annex B

Inter-American Development Bank

Ordinary Capital

Management’s Discussion and Analysis

and

Condensed Quarterly Financial Statements

September 30, 2023

(Unaudited)

Management’s Discussion and Analysis	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023

INTRODUCTION

The primary activities of the Inter-American Development Bank (Bank or IDB or IADB) are conducted through the Ordinary Capital and the IDB Grant Facility (GRF). Unless otherwise stated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Bank’s Ordinary Capital. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital’s financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

This document should be read in conjunction with the Bank’s Information Statement dated February 24, 2023, which includes the Ordinary Capital financial statements for the year ended December 31, 2022. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP include: the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and net periodic benefit cost associated with these plans. These estimates involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank’s borrowings and all swaps, including interest rate and foreign currency, are measured at fair value through income. The reported income volatility resulting from these non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank intends to hold them to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from Operating Income(1). Therefore, Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, if any, are reported separately in the Condensed Statement of Income and Retained Earnings.

Recent market updates

The Russian war on Ukraine in early 2022 had an adverse impact on the global economy, which was gradually recovering from the COVID-19 pandemic. This resulted in higher commodity prices, inflationary pressures worldwide, and reduced growth prospects. Consequently, major central banks raised interest rates and withdrew expansionary monetary policies to contain inflation.

As a result of higher global financing costs, slower global growth, and turbulence in advanced economy financial markets at the beginning of the year, private sector forecasts for 2023, as of September, suggest that growth in Latin America and the Caribbean (LAC) will be close to 1.7% in 2023 and 1.6% in 2024, figures lower to the 3.6% of 2022, and below the long-run potential growth estimated at 2%. However, growth is expected to return to its long-term value by 2025 as global financial pressures ease. This outlook has potential risks, including the possibility of persistently higher-than-target inflationary pressures in advanced economies and in LAC countries alike, lower growth in China, and geopolitical risks associated with the evolution of the Russian war on Ukraine, which could disrupt trade and financial markets.

The Bank remains the primary source of multilateral lending to countries in Latin America and the Caribbean and is committed to supporting its clients during periods of global stress. Management expects Bank approvals and disbursements during 2023 for approximately $12.8 billion and $10.6 billion, respectively. Non-sovereign-guaranteed (NSG) activities were originated by the Inter-American Investment Corporation (IDB Invest) and co-financed by the Bank and IDB Invest until December 31, 2022. IDB Invest continues to manage and monitor the Bank’s legacy NSG portfolio but starting on January 1, 2023, no longer approves NSG developmental assets for co-financing by the Bank.

(1)

Reference to captions in the financial statements and related notes are identified by the name of the caption beginning with a letter every time they appear in this Management’s Discussion and Analysis.

4	Management’s Discussion and Analysis

From a financial standpoint, Bank policies require Management to balance projected equity accumulation and growth of (risk weighted) assets through its long-term financial plan. The Bank has built capital buffers to absorb downward shocks stemming from rating downgrades and market volatility events, and assesses financial resiliency regularly through stress testing. All internal and external capital and liquidity metrics remained within their respective financial and risk management policy thresholds.

Resolution approved by the Board of Governors (BoG) in March 2023

In the context of the 2023 Annual Meeting, the BOG directed Management to deliver proposals to the Board of Executive Directors on a New Institutional Strategy, which shall include strengthening coordination among the IDB, the IDB Invest, and the Multilateral Investment Fund (IDB Lab); as well as certain key operational and institutional reforms that were identified in the 2022 Annual Meeting. These proposals were presented for consideration by the Board of Executive Directors in October 2023, and will be elevated to the Committee of the BOG, as appropriate, aiming for decisions by the BOG no later than the 2024 Annual Meeting.

Accounting Developments

For a description of new accounting developments, see Note B – Summary of Significant Accounting Policies under “Notes to the Condensed Quarterly Financial Statements” section.

Management’s Discussion and Analysis	5

FINANCIAL HIGHLIGHTS

Box 1 presents selected financial data for the nine months ended September 30, 2023 and 2022, as well as for the year ended December 31, 2022.

BOX 1: SELECTED FINANCIAL DATA

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30,		Year ended December 31,

	2023	2022	2022

Operational Highlights

Approved developmental assets	$6,818	$7,462	$14,650

Loans and guarantees(1)	6,818	7,358	14,471

Debt securities	-	104	179

Undisbursed portion of approved developmental assets(2)	28,947	29,962	31,296

Gross disbursements of developmental assets	7,465	6,862	11,978

Net disbursements of developmental assets(3)	1,373	1,651	5,005

Balance Sheet Data

Investments, after swaps(4)	$35,165	$34,944	$32,507

Developmental Assets

Loans outstanding(5)	114,065	108,645	112,761

Debt securities	841	637	703

Allowance for credit losses	925	475	801

Total assets	152,400	145,893	148,026

Borrowings outstanding, after swaps	115,232	111,516	112,084

Equity	38,600	36,458	37,873

Income Statement Data

Operating Income(6)	$796	$491	$317

Net fair value adjustments on non-trading portfolios and foreign currency transactions(7)	140	983	1,279

Other components of net pension benefit costs	160	20	18

Board of Governors approved transfers	(140)	(172)	(172)

Net income	956	1,322	1,442

Comprehensive income	800	1,550	2,954

Ratios

Total debt(8) to equity(9) ratio	3.1	3.1	3.1

Total assets to equity(9) ratio	4.1	4.0	4.1

Cash and investments as a percentage of borrowings outstanding, after swaps	30.8%	31.7%	29.6%

Cost to income ratio(10)	36.8%	37.5%	40.1%

Return on equity ratio(11)	1.6%	1.9%	0.9%

Return on assets ratio(12)	0.4%	0.5%	0.2%

(1)  Excludes guarantees issued under the Trade Finance Facilitation Program, NSG loan participations and exposure exchange agreements.

(2)  Includes undisbursed balance for loans and debt securities, see Table 1.

(3)  Includes gross loan disbursements and debt securities purchased, less loan principal repayments (and prepayments) and collection of debt securities.

(4)  Includes accrued interest.

(5)  Excludes interest rate and foreign currency swaps in a net asset position of $3,279 million as of September 30, 2023 ($3,897 million in a net asset position as of September 30, 2022) and $3,321 million in a net asset position as of December 31, 2022.

(6)  See page 8 for a full discussion of Operating Income.

(7)  Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments’ maturity approaches and their fair values converge with their costs. See page 10 for a full discussion.

(8)  Borrowings (after swaps) and guarantee exposure.

(9)  See page 12 , sources of funds section, for a definition of “Total Equity”.

(10) Four year rolling average of Administrative expenses, excluding pension service costs, divided by four year rolling average of Total income, excluding Investments—net gains (losses) and net of Borrowing expenses.

(11) Twelve months rolling operating income divided by average equity.

(12) Twelve months rolling operating income divided by average total assets.

6	Condensed Quarterly Financial Statements

Developmental Assets

Developmental assets include loans, guarantees, and debt securities. As of September 30, 2023, approximately 96% (December 31, 2022—95%) of the outstanding developmental assets are sovereign-guaranteed (SG).

Developmental assets operations: A summary of the developmental assets approved, as well as the undisbursed portion of developmental assets approved, during the nine months period ended September 30, 2023 and 2022 appears in Table 1.

TABLE 1: DEVELOPMENTAL ASSETS APPROVALS

(Amounts expressed in millions of United States dollars)

	Nine months ended

	September 30, 2023				September 30, 2022

	SG	Concessional SG	NSG(1)(2)	Total	SG	Concessional SG	NSG(2)	Total

Loans

Number	50	3	8	61	47	1	64	112

Amount	$6,690	$114	$14	$6,818	$6,279	$68	$711	$7,058

Guarantees

Number	-	-	-	-	2	-	-	2

Amount	$-	$-	$-	$-	$300	$-	$-	$300

Debt securities

Number	-	-	-	-	-	-	1	1

Amount	$-	$-	$-	$-	$-	$-	$104	$104

Total	$6,690	$114	$14	$6,818	$6,579	$68	$815	$7,462

Undisbursed

balance	$27,546	$450	$951	$28,947	$28,560	$470	$932	$29,962

Related to

Signed loans	$20,141	$336	$533	$21,010	$18,709	$386	$335	$19,430

Signed debt securities	$-	$-	$-	$-	$-	$-	$-	$-

(1)	Approvals for 2023 are related to the new Social Entrepreneurship Program (SEP), managed by the Multilateral Investment Fund (IDB Lab).
(2)	There were no loans originated by IDB Invest and co-financed by the Bank (2022 – five for $279 million).

Table 2 presents the sovereign and non-sovereign-guaranteed loans and guarantees portfolios as of September 30, 2023 and December 31, 2022.

TABLE 2: OUTSTANDING LOANS AND GUARANTEES

(Expressed in millions of United States dollars)

	September 30, 2023	December 31, 2022

Sovereign Loans	$110,061	$108,520
Sovereign Guarantees	724	679

Sovereign Portfolio	110,785	109,199

Non-Sovereign Loans	3,940	4,177
Non-Sovereign Guarantees	112	423

Non-Sovereign Portfolio	4,052	4,600
Total Loans & Guarantees Outstanding	$114,837	$113,799

NSG Portfolio as a percentage of total loans and guarantees	4%	4%

For 2023, the approved lending spread and credit commission for the Bank’s non-concessional sovereign-guaranteed loans is 0.85% and 0.50% (2022 - 0.90% and 0.50%, respectively). No supervision and inspection fees have been applied for said periods.

Allowance for credit losses on developmental assets and guarantees outstanding: The allowance for credit losses on developmental assets and guarantees outstanding amounted to $970 million at September 30, 2023, compared to $863 million at December 31, 2022. The increase of $107 million was due to an increase in the allowance of the SG portfolio of $142 million, offset by a decrease in the allowance of the NSG portfolio of $30 million mainly due to better macroeconomic conditions observed in 2023 and the write-off of two individually assessed NSG loans amounting for $5 million.

Condensed Quarterly Financial Statements	7

Allowance for credit losses on individually assessed SG loans: As of September 30, 2023, the total amount of Venezuela’s sovereign-guaranteed operations in payment arrears amounted to $1,474 million, including interest and fees, from which $1,330 million corresponds to arrearages of more than 180 days. Since 2018, all loans to Venezuela amounting to $2,011 million (unchanged from 2018), were placed in nonaccrual status. Interest and fee income not recognized amounted to $92 million during the first nine months of 2023 (September 30, 2022 - $51 million), and the related individually assessed allowance for credit losses was $472 million as of September 30, 2023 (December 31, 2022 - $396 million). There were no other sovereign-guaranteed loans over 180 days past due, or in nonaccrual status as of September 30, 2023 or December 31, 2022.

Under the IDB’s guidelines on arrears, the Bank cannot undertake any lending activities in Venezuela until its arrears are cleared. As a matter of policy, the Bank does not renegotiate nor reschedule its SG loans. Venezuela, a founding shareholder of the IDB, has reiterated its commitment to the Bank and its intention to undertake payments. The Bank expects to collect all amounts due, including interest at the contractual interest rate for the period of delay, when the balances in arrears are restored to an accrual basis. As a result, the allowance recorded represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The assessment and estimation of credit loss is inherently judgmental and reflects Management’s best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess the credit loss estimate accordingly.

Allowance for credit losses on individually assessed NSG loans: The Bank had individually assessed NSG loans with outstanding balances of $252 million at September 30, 2023, compared to $163 million at December 31, 2022. As of September 30, 2023, the allowance for credit losses on individually assessed NSG loans was $155 million, compared to $109 million at December 31, 2022. The percentage of the NSG allowance for credit losses on individually assessed loans was 62% as of September 30, 2023 (December 31, 2022 - 67%)

Debt Securities: During 2023, the Bank purchased two NSG developmental related debt securities for $75 million (September 30, 2022 – five for $255 million). The undisbursed balance was $18 million as of September 30, 2023 (December 31, 2022 - $168 million).

Investments operations

Approximately 93% of the Bank’s investments are held in high quality securities rated AA- or higher.

In 2023, the trading investments portfolio experienced net mark-to-market gains of $15 million, compared to $155 million losses in 2022, mainly due to the mark-to-market impact of tighter credit spreads, partially offset by approximately $51 million of market value losses on the related borrowing positions. Such market value changes are recorded as net fair value adjustments on non-trading portfolios, which are not included in Operating income.

Borrowing operations

During the first nine months of 2023, the Bank issued bonds for a total face amount of $14,270 million (2022 – $15,487 million) that generated proceeds of $14,271 million (2022 – $15,484 million), representing decreases of $1,217 million and $1,213 million, respectively, compared to the same period last year. The average life of new issues was 6.2 years in 2023 (2022 – 5.3 years). The Bank expects that the borrowing program will be approximately $16.6 billion in 2023, subject to changes in cash flows.

During 2023, the Bank continues to be rated Triple-A by the major credit rating agencies, and its outlook remains stable.

Capacity Building, Asset Management and Advisory (CAsA) pilot program

The Bank’s CASA pilot program aims to help build or strengthen the institutional capacity of central banks and official institutions in the borrowing member countries. To this end, CAsA provides a range of services that includes managing a portion of the institution’s assets along with technical missions, fellowships, and other training opportunities. Fees are based on the average value of the portfolio managed and are used to provide the entire range of services under the program. As of September 30, 2023 total assets managed under the CAsA program amounted to $200 million.

8	Condensed Quarterly Financial Statements

FINANCIAL RESULTS

Operating Income

Table 3 shows a breakdown of Operating Income. For the nine months ended September 30, 2023, Operating Income was $796 million compared to $491 million for the same period last year, an increase of $305 million. The increase was mainly due to: (i) net investment gains, (ii) an increase in net interest income, (iii) a decrease in net non-interest expense; offset by an increase in the provision for developmental assets credit losses.

Table 3: OPERATING INCOME

(Expressed in millions of United States dollars)

	Nine months ended September 30,

	2023	2022	2023 vs 2022

Loan interest income(1)	$4,630	$2,162	$2,468

Investment interest income(1)	1,359	366	993

Other interest income (loss)	(138)	57	(195)

	5,851	2,585	3,266

Less:

Borrowing expenses(1)	4,419	1,259	3,160

Net interest income	1,432	1,326	106

Other loan income	83	81	2

Net investment gains (losses)	15	(155)	170

Other expenses:

Provision for developmental assets credit losses	112	68	44

Net non-interest expense	622	693	(71)

Total	734	761	(27)

Operating Income	$796	$491	$305

(1)	Amounts on an after swap basis.

Net interest income: The Bank’s net interest income is driven primarily by two sources: the lending spread the Bank charges on all its non-concessional SG loans and the income earned on its equity-funded assets. The SG lending spread is reviewed and determined annually by the Board of Directors as part of the Bank’s long-term financial planning exercise. If a change is approved, the new SG lending spread applies to the entire outstanding balance of non-concessional SG loans. Net interest income earned from equity-funded assets is the result of an Asset Liability Management (ALM) strategy governed by polices approved by the Board.

Net interest income is primarily sensitive to changes in the USD interest rates. During 2023, this sensitivity to interest rates has been proactively mitigated through the Bank’s ALM strategy. Sensitivity to foreign exchange rates is negligible as the Bank economically hedges substantially all exposures with foreign currency swaps.

The Bank reported net interest income of $1,432 million during the first nine months of 2023, compared to $1,326 million for the same period last year. The increase of $106 million was mainly due to an increase in interest rates on equity funded loans and a larger loan portfolio, partially offset by a 5 bps decrease in the sovereign-guaranteed lending spread that became effective in 2023.

Condensed Quarterly Financial Statements	9

Figure below shows the Bank’s net interest income during the first nine months of the last three years.

FINANCIAL RESULTS – NET INTEREST INCOME

For the quarters ended September 30, 2021 through 2023

(Expressed in millions of United States dollars)

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the nine months ended September 30, 2023 and 2022, and the year ended December 31, 2022 are shown in Table 4.

TABLE 4: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2023		Nine months ended September 30, 2022		Year ended December 31, 2022

	Average Balance	Return/ Cost%	Average Balance	Return/ Cost%	Average Balance	Return/ Cost%

Loans(1)	$114,084	5.43	$110,158	2.62	$110,717	3.09

Liquid investments(2)(3)	34,022	5.49	37,062	0.77	36,469	1.65

Total earning assets	$148,106	5.44	$147,220	2.15	$147,186	2.73

Borrowings	$111,791	5.28	$112,199	1.50	$112,006	2.12

Net interest margin(4)		1.29		1.20		1.22

(1)	Excludes loan fees.
(2)	Geometrically-linked time-weighted returns.
(3)	Includes realized / unrealized gains and losses.
(4)	Represents net interest income as a percent of average earnings assets, after swaps.

Net investments gains (losses): Net mark-to-market investment gains amounted $15 million, compared to $155 million losses for the same period in 2022, mainly due to the mark-to-market impact of tighter credit spreads, partially offset by approximately $51 million of market value losses on the related borrowing positions. Such market value changes are recorded as Net fair value adjustments on non-trading portfolios, which are not included in Operating income.

Provision for developmental assets credit losses: During the first nine months of 2023, the provision for developmental assets credit losses was $112 million, compared to $68 million for the same period last year. The increase was mainly in the allowance for credit losses on the SG portfolio; partially offset by a decrease in the allowance for credit losses on the NSG portfolio due to better macroeconomic conditions observed during 2023.

Net non-interest expense: Net non-interest expense amounted $622 million during the first nine months of 2023, compared to $693 million for the same period in 2022. The decrease was mainly due to a decrease in the service cost associated with the Bank’s pension plans due to the increase in discount rates.

10	Condensed Quarterly Financial Statements

Net Income

Net income amounted $956 million during the first nine months of 2023, compared to $1,322 million for the same period in 2022. The decrease of $366 million was mainly due to a decrease in Net fair value adjustments on non-trading portfolios and foreign currency transactions; offset by an increase in Operating income as well as other components of net pension benefit costs.

TABLE 5: NET INCOME

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30,

	2023	2022	2023 vs. 2022

Operating Income	$796	$491	$305

Net fair value adjustments on non-trading portfolios and foreign currency transactions	140	983	(843)

Other components of net pension benefit costs	160	20	140

Board of Governors approved transfers	(140)	(172)	32

Net income	$956	$1,322	$(366)

Net fair value adjustments on non-trading portfolios and foreign currency transactions: Net fair value adjustments are mainly a result of the different accounting treatment between loans, which are carried at amortized cost, and the interest rate and foreign currency swaps on loans, which are carried at fair value. Changes in the fair value of the interest rate and foreign currency swaps on loans are reflected in earnings, while the changes in the fair value of loans are not, as they are carried at amortized cost. In contrast, changes in the fair value of borrowings largely offset the changes in interest rate and foreign currency swaps on borrowings, as the majority of borrowings are carried at fair value. Mainly due to an increase in USD interest rates, the Bank had net fair value gains on non-trading portfolios and foreign currency transactions of $140 million for the nine months ended September 30, 2023, compared to $983 million for the same period in 2022. Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approaches and their fair values converge with their amortized costs.

Transfers to the IDB Grant Facility: Income transfers from the Ordinary Capital to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In March 2023, the Board of Governors approved income transfers from the Bank to the GRF amounting to $140 million (2022 – $172 million). Since 2011, the GRF has received income transfers totaling $1,565 million.

Core Operating Income (Non-GAAP Measure)

Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, as well as the provision for credit losses on developmental assets. Table 6 displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

Condensed Quarterly Financial Statements	11

TABLE 6: CORE OPERATING INCOME

(Expressed in millions of United States dollars)

	nine months ended September 30,

Core Operating Income (Non-GAAP Measure)	2023	2022	2023 vs 2022

Operating Income (Reported)	$796	$491	$305

Less:

Net investment gains (losses)	15	(155)	170

Add:

Provision for developmental assets credit losses	112	68	44

Core operating income	$893	$714	$179

Management considers core operating income as a useful measure of the Bank’s operations. Changes in core operating income are driven mainly by changes in the Bank’s approved sovereign-guaranteed lending spread and fees and the impact of changes in interest rates, as well as changes in net non-interest expense.

During 2023, core operating income changes have been mostly due to an increase in interest rates on equity funded loans and a larger loan portfolio, partially offset by a 5 bps decrease in the sovereign-guaranteed lending spread that became effective in 2023; and a decrease in the service cost associated with the Bank’s pension plans due to the increase in discount rates.

CAPITAL ADEQUACY

The Bank’s Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy mandate (Mandate) and regulations that determine capital requirements for credit and market risk in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating, and the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank’s lending capacity.

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans. Specific risk limits in terms of capital requirements for investments and derivatives are included that enable Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors. The Bank is operating within its policy limits.

CONDENSED BALANCE SHEET

Developmental assets

Loans: The loan portfolio is the Bank’s principal earning asset. As of September 30, 2023, the total volume of outstanding loans was $114,001 million, of which $4,956 million was under concessional terms, compared with $112,697 million and $5,016 million, respectively, as of December 31, 2022.

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantees engaging the full faith and credit of the national government. The Bank also offers sovereign-guaranteed concessional lending through a blending of regular and concessional financing.

As of September 30, 2023 and December 31, 2022, 4% of the outstanding loans and guarantees exposure was NSG. The NSG portfolio, including loans to other multilateral development institutions, totaled $4,052 million, compared to $4,600 million at December 31, 2022.

Debt securities: The Bank invests in debt securities to further its developmental objectives, and up to December 31, 2022, mainly co-financing with the IDB Invest. In general, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option. As of September 30, 2023, debt securities outstanding amounted to $841 million (December 31, 2022 – $703 million).

12	Condensed Quarterly Financial Statements

Investment Portfolio

The Bank’s investment portfolio is comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs as determined in the Bank’s liquidity policy.

Borrowing Portfolio

The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, at September 30, 2023 increased by $3,148 million compared with December 31, 2022, primarily due to larger amount of new borrowings ($14,271 million) than maturities ($11,157 million).

Equity

Equity at September 30, 2023 was $38,600 million, an increase of $727 million from December 31, 2022, mainly due to Net income of $956 million for the first nine months of the year; offset by $115 million loss related to the Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk, a $72 million distribution to the Bank’s shareholders for concurrent contribution to IDB Invest on behalf of the Bank’s shareholders recorded as a dividend, and $41 million amortization of net actuarial losses and prior service credit on pension plans.

The Debt-to-Equity ratio uses gross debt, as opposed to net debt, to facilitate its comparability with other MDBs. “Total Equity” (utilized as the denominator within the Debt-to-Equity ratio) is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings, minus borrowing countries’ local currency cash balances, and accumulated other comprehensive income. The Debt-to-Equity ratio has a maximum limit, whereby the Bank cannot exceed 4.0x of equity. Table 7 presents the composition of the Debt-to-Equity ratio as of September 30, 2023 and December 31, 2022.

TABLE 7: TOTAL DEBT-TO-EQUITY RATIO
(Amounts expressed in millions of United States dollars)

	September 30, 2023	December 31, 2022

Borrowings outstanding after swaps and guarantee exposure	$116,258	$113,372

Equity

Paid-in capital stock	11,854	11,854

Less: Receivable from members	821	820

Retained earnings:

General reserve	25,002	24,274

Special reserve	2,565	2,565

	38,600	37,873

Minus:

Borrowing countries’ local currency cash balances	81	107

Accumulated other comprehensive income	1,213	1,369

Total Equity	$37,306	$36,397

Total Debt-to-Equity Ratio	3.1	3.1

Transfers to IDB Invest

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to IDB Invest became effective. NSG activities were originated by IDB Invest and co-financed by the Bank and IDB Invest until December 31, 2022. IDB no longer approves NSG developmental assets after December 31, 2022 but continues to manage and monitor the Bank’s legacy NSG portfolio.

As part of such reorganization, IDB Invest’s capitalization plan includes additional capital to be contributed by IDB Invest shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders beginning in 2018. These income transfers are intended to be completed during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors’ approval. In March 2023, the Board of Governors approved a $72 million (2022 - $150 million) distribution to the Bank’s shareholders for concurrent contribution to IDB Invest on behalf of the Bank’s shareholders, that has been recorded as Distributions on behalf of shareholders in the Condensed Statement of Income and Retained Earnings. Since 2018, IDB Invest has received contributions from its shareholders through distributions by IDB, totaling $582 million.

Condensed Quarterly Financial Statements	13

LIQUIDITY MANAGEMENT

Table 8 shows a breakdown of the trading investments portfolio at September 30, 2023 and December 31, 2022, by major security class and its contractual maturity, on securities held at the end of the period.

TABLE 8: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS AND MATURITY DATES

(Expressed in millions of United States dollars)

	September 30, 2023

Security Class	Maturity in in one year or less	one year to five years	six years to ten years	after ten years	Grand Total(1)

Obligations of the United States Government	$671	$754	$-	$-	$1,425

U.S. Government-sponsored enterprises	55	184	145	145	529

Obligations of non-U.S. governments	4,113	182	-	-	4,295

Obligations of non-U.S. agencies	3,195	7,860	124	-	11,179

Obligations of non-U.S. sub-sovereigns	475	1,141	-	-	1,616

Obligations of supranationals	73	2,627	-	-	2,700

Bank obligations	8,706	1,984	-	-	10,690

Corporate securities	263	1,044	-	-	1,307

Asset-backed securities (ABS)	-	-	-	4	4

Currency and interest rate swaps - investments-trading	323	1,095	2	-	1,420

Total trading investments	$17,874	$16,871	$271	$149	$35,165

(1)	Represents the fair value of the referred assets, including their accrued interest.

	December 31, 2022

Security Class	Maturity in in one year or less	one year to five years	six years to ten years	after ten years	Grand Total(1)

Obligations of the United States Government	$275	$750	$-	$-	$1,025

U.S. Government-sponsored enterprises	43	183	149	137	512

Obligations of non-U.S. governments	5,134	182	-	-	5,316

Obligations of non-U.S. agencies	2,547	8,136	-	-	10,683

Obligations of non-U.S. sub-sovereigns	330	1,523	-	-	1,853

Obligations of supranationals	497	2,203	-	-	2,700

Bank obligations	6,060	2,381	-	-	8,441

Corporate securities	160	808	-	-	968

Mortgage-backed securities (MBS)	-	-	-	2	2

Asset-backed securities	-	-	-	7	7

Currency and interest rate swaps - investments-trading	28	972	-	-	1,000

Total trading investments	$15,074	$17,138	$149	$146	$32,507

(1)	Represents the fair value of the referred assets, including their accrued interest.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank’s investment, trading, or derivatives counterparties. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market, and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities.

14	Condensed Quarterly Financial Statements

Table 9 provides details of the estimated current credit exposure of the Bank’s investment and swap portfolios, net of collateral held, by counterparty rating category. As of September 30, 2023, the credit exposure amounted to $33,790 million, compared to $31,525 million as of December 31, 2022. The credit quality of the portfolios continues to be high, as 85.6% of the counterparties are rated AAA and AA, 6.9% or equivalent short-term ratings (A1+ and A1), 6.6% are rated A, and 0.9% are rated BBB or below, compared to 90%, 2.6%, 6.3% and 1.1%, respectively, at December 31, 2022.

Table 9: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY(1)

(Amounts expressed in millions of United States dollars)

	September 30, 2023

	Investments					Total Exposure on Investments and Swaps
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS	Net Derivatives Exposure		% of Total

A1+	$1,147	$1,170	$-	$-	$-	$2,317	6.9

A1	-	-	-	-	-	-	-

AAA	10,376	1,205	-	-	-	11,581	34.3

AA	8,616	7,388	1,307	-	11	17,322	51.3

A	1,283	927	-	-	34	2,244	6.6

BBB	142	-	-	-	-	142	0.4

BB	180	-	-	-	-	180	0.5

B	-	-	-	-	-	-	-

CCC	-	-	-	-	-	-	-

CC and below(2)	-	-	-	4	-	4	-

Total	$21,744	$10,690	$1,307	$4	$45	$33,790	100.0

(1)

Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1-3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.

(2)	Includes assets not currently rated.

Condensed Quarterly Financial Statements	15

	December 31, 2022

						Total Exposure on Investments and Swaps
	Investments
Counterparty rating	Governments and Agencies			ABS and	Net Derivatives		% of Total
		Banks	Corporates	MBS	Exposure

A1+	$562	$213	$-	$-	$-	$775	2.5

A1	-	30	-	-	-	30	0.1

AAA	10,588	1,126	-	2	-	11,716	37.2

AA	9,440	6,229	968	-	17	16,654	52.8

A	1,141	843	-	-	1	1,985	6.3

BBB	195	-	-	2	-	197	0.6

BB	163	-	-	-	-	163	0.5

B	-	-	-	-	-	-	-

CCC	-	-	-	-	-	-	-

CC and below(2)	-	-	-	5	-	5	-

Total	$22,089	$8,441	$968	$9	$18	$31,525	100.0

(1)

Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1-3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.

(2)	Includes assets not currently rated.

SUBSEQUENT AND OTHER DEVELOPMENTS

Cybersecurity

In a context where hybrid work is becoming the norm, digitalization is accelerating even further, new technologies around Artificial Intelligence and Machine Learning continue to disrupt, and in the face of a fragile and unstable international environment, Cybersecurity threats keep their upward trend, becoming more global and sophisticated. Furthermore, new solutions and intrusion services are being developed and offered by cybercriminals, leveraging new emerging technologies such as Generative AI, and others, that significantly lower the entry barrier for cybercrime. In this particular volatile context, the Bank continues to invest and leverage past investments in security, remote access, end-point protection, cloud technologies, and operational risks management. The recently approved 2022-2027 IT Strategy reinforces the need for continuous investments in cybersecurity, with long-term work programs but also quick ad-hoc improvements especially around employee awareness and cyber protection, deployed along the year to continuously and proactively improve the Bank’s security posture.

Funded Status of Pension and Postretirement Benefit Plans (Plans)

The volatility in the equity and credit markets, as well as changes in interest and inflation rates, affect the funded status of the Plans. As of September 30, 2023, the overall increase in the funded status of the Plans from 103% to 113%, was mainly due to a decrease in the Plans’ liabilities due to higher discount rates when compared to December 31, 2022. The Bank recognizes actuarial gains and losses on its Plans through comprehensive income at the end of each calendar year, when the Plans’ liabilities are remeasured, as required by U.S. GAAP.

Application to become holder of Special Drawing Rights (SDRs)

On February 8, 2023, the Executive Board of the International Monetary Fund (IMF) approved the IDB’s application to become a prescribed holder of SDRs, an international reserve asset created by the IMF. Prescribed holders may acquire, hold, and use SDRs in operations with other prescribed holders and participants in the IMF’s SDR Department. Becoming a prescribed holder allows the Bank to hold and negotiate with SDRs and explore options to increase IDB’s lending capacity to contribute to sustainable development in Latin America and the Caribbean.

Management Changes

On August 15, 2023, Mr. Anton Edmunds was appointed as General Manager of the Country Department Caribbean Group, effective September 1, 2023.

On August 25, 2023, Mr. Soren Elbech was appointed as Chief Risk Officer of the Office of Risk Management, effective September 16, 2023.

On August 25, 2023, Mr. Matthew Fowler was appointed as Chief of the Office of Institutional Integrity, effective October 1, 2023.

16	Condensed Quarterly Financial Statements

On October 27, 2023, Mr. Emilio Pineda was appointed as Sector Manager a.i. of the Institutions for Development Sector, effective November 16, 2023.

New Offices of the Special Advisor on Climate Change and Special Advisor on Gender and Diversity

On September 25, 2023, the Board of Executive Directors approved the modification of the Basic Organization of the Bank and the creation of the Office of the Special Advisor on Climate Change and the Office of the Special Advisor on Gender and Diversity. These organizational changes are part of the Bank’s commitment to Climate Change and Gender and Diversity as key aspects of transformative and inclusive development in the region.

Condensed Quarterly Financial Statements

(Unaudited)

Condensed Quarterly Financial Statements	17

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET

(Expressed in millions of United States dollars)

	September 30, 2023		December 31, 2022

	(Unaudited)		(Unaudited)

ASSETS

Cash and investments

Cash - Note J	$1,191		$1,205

Investments - Trading - Notes C, I and J	33,745	$34,936	31,507	$32,712

Developmental assets

Loans outstanding - Notes D, F and J	114,001		112,697

Allowance for credit losses	(913)		(763)

Deferred loan origination fees and costs, net	64	113,152	64	111,998

Debt securities - Note E

Measured at fair value - Note G	131		148

Measured at amortized cost	710		555

Allowance for credit losses	(12)	829	(38)	665

Derivative assets, net - Notes H, I, J and K		195		148

Accrued interest and other charges

On loans	1,515		1,068

On others	4	1,519	9	1,077

Assets under retirement benefit plans - Note O		292		185

Other assets		1,477		1,241

Total assets		$152,400		$148,026

LIABILITIES AND EQUITY

Liabilities

Borrowings - Notes G, H, I, J and K

Short-term	$1,183		$1,021

Medium- and long-term:

Measured at fair value	80,672		78,870

Measured at amortized cost	24,725	$106,580	23,802	$103,693

Derivative liabilities, net - Notes H, I, J and K		5,233		4,927

Payable for investment securities purchased		591		94

Due to IDB Grant Facility - Note L		206		160

Accrued interest on borrowings at amortized cost		191		186

Undisbursed special programs		221		226

Other liabilities - Note D		778		867

Total liabilities		113,800		110,153

Equity

Capital stock - Note M

Subscribed (14,170,108 shares)	170,940		170,940

Less callable portion	(164,901)		(164,901)

Additional paid-in capital	5,815		5,815

	11,854		11,854

Receivable from members - Note N	(821)		(820)

Retained earnings	26,354		25,470

Accumulated other comprehensive income	1,213	38,600	1,369	37,873

Total liabilities and equity		$152,400		$148,026

The accompanying notes are an integral part of these condensed quarterly financial statements.

18	Condensed Quarterly Financial Statements

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS

(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022

	(Unaudited)		(Unaudited)

Income

Loans, after swaps - Notes D and H	$1,682	$988	$4,713	$2,243

Investments - Notes C and H

Interest	492	223	1,359	366

Net gains (losses)	7	(23)	15	(155)

Other interest income (loss) - Notes H and K	(55)	12	(138)	57

Other	13	8	53	33

Total income	2,139	1,208	6,002	2,544

Expenses

Borrowing expenses, after swaps - Note G, H and I	1,596	723	4,419	1,259

Provision for developmental assets credit losses - Note F	123	50	112	68

Administrative expenses	211	236	598	668

Special programs	27	37	77	58

Total expenses	1,957	1,046	5,206	2,053

Operating income	182	162	796	491

Net fair value adjustments on non-trading portfolios and foreign currency transactions -Notes G, H and K	492	297	140	983

Other components of net pension benefit costs - Note O	54	7	160	20

Board of Governors approved transfers - Note L	-	-	(140)	(172)

Net income	728	466	956	1,322

Retained earnings, beginning of period	25,626	24,884	25,470	24,178

Distributions on behalf of shareholders - Note T	-	-	(72)	(150)

Retained earnings, end of period	$26,354	$25,350	$26,354	$25,350

CONDENSED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022

	(Unaudited)		(Unaudited)

Net income	$728	$466	$956	$1,322

Other comprehensive income (loss)

Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans - Note O	(13)	18	(41)	53

Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	54	16	(115)	175

Total other comprehensive income (loss)	41	34	(156)	228

Comprehensive income	$769	$500	$800	$1,550

The accompanying notes are an integral part of these condensed quarterly financial statements.

Condensed Quarterly Financial Statements	19

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS

(Expressed in millions of United States dollars)

	Nine months ended September 30,

	2023	2022

Cash flows from developmental and investing activities	(Unaudited)

Developmental activities:

Loan disbursements	$(7,390)	$(6,607)

Loan collections	6,066	5,203

Purchase of debt securities	(75)	(255)

Collection of debt securities	26	8

Net cash used in developmental activities	(1,373)	(1,651)

Purchase of property, net	(38)	(32)

Miscellaneous assets and liabilities, net	(19)	13

Net cash used in developmental and investing activities	(1,430)	(1,670)

Cash flows from financing activities

Medium- and long-term borrowings:

Proceeds from issuance	14,271	15,484

Repayments	(11,157)	(18,665)

Short-term borrowings

Proceeds from issuance	13,305	4,471

Repayments	(13,141)	(4,382)

Cash collateral (returned) received	(108)	326

Distributions paid on behalf of shareholders	(77)	(149)

Net cash provided by (used in) financing activities	3,093	(2,915)

Cash flows from operating activities

Gross purchases of trading investments	(31,020)	(42,830)

Gross proceeds from sale or maturity of trading investments	28,981	47,241

Loan income collections, after swaps	4,225	1,767

Interest and other costs of borrowings, after swaps	(4,208)	(647)

Income from investments	1,099	117

Other interest income	(48)	59

Other income	53	33

Administrative expenses	(562)	(564)

Transfers to the IDB Grant Facility	(94)	(93)

Special programs	(84)	(70)

Net cash provided by (used in) operating activities	(1,658)	5,013

Effect of exchange rate fluctuations on Cash	(19)	(58)

Net increase (decrease) in Cash	(14)	370

Cash, beginning of period	1,205	1,490

Cash, end of period	$1,191	$1,860

The accompanying notes are an integral part of these condensed quarterly financial statements.

20	Condensed Quarterly Financial Statements

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, and the IDB Grant Facility (GRF). Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2022 financial statements and notes therein included in the Bank’s Information Statement dated February 24, 2023. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital’s financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the net periodic benefit cost associated with these plans. Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting developments

On December 21, 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2022-06, which defers the sunset date of Accounting Standards Codification (ASC) 848, Reference Rate Reform, from December 31, 2022 to December 31, 2024. ASC 848 provides optional expedients and exceptions, for contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued as a result of the reference rate reform. As of December 31, 2022, the Bank adopted the expedients provided for its loans and derivative contracts that have been converted from LIBOR to SOFR on a prospective basis. The adoption did not have a material impact on the Bank’s financial statements. The Bank plans to continue utilizing the available expedients and exceptions allowed through December 31, 2024.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. The ASU removes the separate accounting for troubled debt restructuring (TDRs) by creditors, updates the requirements related to accounting for credit losses under Topic 326, and adds enhanced disclosures for creditors with certain loan modifications. The ASU also requires additional disclosures to the vintage table to include current-period gross write-offs by year of origination. The Bank adopted the ASU prospectively during the first quarter of 2023 with no material impact to the financial statements.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agencies, supranationals, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA-; (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed

Condensed Quarterly Financial Statements	21

and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, if they carry equivalent short-term credit ratings.

Net unrealized losses on trading portfolio instruments held at September 30, 2023 of $27 million (2022 – $136 million) were included in Income from Investments - Net gains (losses).

A summary of the trading portfolio instruments at September 30, 2023 and December 31, 2022 is shown in Note I – Fair Value Measurements.

NOTE D – DEVELOPMENTAL ASSETS – LOANS AND GUARANTEES

Loans

The Flexible Financing Facility (FFF), effective January 1, 2012, is currently the only financial product platform for approval of all sovereign-guaranteed (SG) loans. With FFF loans, borrowers can tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and (iv) execute hedges with the Bank at a loan portfolio level. In addition, the Bank offers FFF loans with embedded options to assist borrowers to manage their risk exposures to commodity price volatility; and manage loan cash flows in the event of certain types of natural disasters.

The FFF loans have maturities of up to 40 years, and have an interest rate primarily based on SOFR plus a funding margin, as well as the Bank’s lending spread. Borrowers also have an option to convert to fixed-base cost rate (plus funding margin), local currencies, and other major currencies.

The Bank also offers highly concessional loans to borrowing members, their agencies, or political sub-divisions, that meet certain criteria. Concessional lending is provided by the blending of loans at regular sovereign guarantee spread and loans at concessional spreads, both funded from the Bank’s resources.

Until December 31, 2022, non-sovereign guaranteed (NSG) loans were originated by the Inter-American Investment Corporation (IDB Invest) and co-financed by the Bank and IDB Invest. After December 31, 2022, the Bank no longer approves NSG loans and IDB Invest continues to manage and monitor the Bank’s legacy NSG loan portfolio.

Loans outstanding as of September 30, 2023 and December 31, 2022 were as follows (in milions):

Developmental Assets	September 30, 2023	December 31, 2022

Loans outstanding	$114,001	$112,697

Allowance for credit losses	(913)	(763)

Deferred loan origination fees and costs, net	64	64

Total	$113,152	$111,998

Guarantees

The Bank may make political risk and partial credit guarantees with a member country sovereign counter-guarantee, and until December 31, 2022, without a sovereign counter-guarantee, under the Bank’s NSG Trade Finance Facilitation Program (TFFP). These credit guarantees were provided on short-term trade related transactions with an aggregate program limit of up to $1,000 million outstanding at any time.

Guarantees are regarded as outstanding when the Bank issues the guarantee and the borrower incurs the underlying financial obligation. Guarantees are considered called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees.

22	Condensed Quarterly Financial Statements

Outstanding guarantees have remaining maturities ranging from 1 to 18 years, except for TFFP guarantees that have maturities of up to one year. As of September 30, 2023 and December 31, 2022, guarantees of $836 million and $1,102 million, respectively, were outstanding and subject to call, and were classified as follows (in millions):

	September 30, 2023				December 31, 2022

	NSG (1)	NSG TFFP(1)	SG(2)	Total	NSG (1)	NSG TFFP(1)	SG(2)	Total

a+ to a-	$13	$-	$-	$13	$21	$-	$-	$21

bbb+ to bbb-	-	-	60	60	-	-	60	60

bb+ to bb-	65	18	-	83	31	171	-	202

b+ to b-	14	2	664	680	46	144	619	809

ccc+ to cc	-	-	-	-	-	10	-	10

Total	$92	$20	$724	$836	$98	$325	$679	$1,102

(1)	NSG and NSG TFFP guarantees’ ratings are represented by the Bank’s internal credit risk classification, which maps to Standard & Poor’s (S&P)’s rating scale.
(2)	SG guarantees’ rating is assigned to each borrower country by S&P.

The current carrying amount of the liability for the guarantee obligations amounted to $63 million as of September 30, 2023 and December 31, 2022 and is reported under Other liabilities in the Condensed Balance Sheet.

Multilateral Development Banks (MDBs) Exposure Exchange Agreement

The Bank reduced its sovereign-guaranteed loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other MDBs and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential nonaccrual events (i.e., interest and principal non-payment) between MDBs for exposures from borrowing countries in which a MDB is concentrated, to countries in which a MDB has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDB. However, one MDB assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDB (the EEA buyer of protection, or EEA Buyer). If a nonaccrual event occurs for one of the countries that is part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDB is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no nonaccrual events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period.

The Bank has entered into an EEA and executed bilateral EEA transactions ($4,901 million in 2015 that matures in December 2030; $1,000 million in 2020 that matures in December 2035; and $1,500 million in 2022 that matures in December 2037) with certain other MDBs. In accordance with EEA, these transactions remain within 10% of the Bank’s SG outstanding loan balance, and the individual country exposures exchanged do not exceed the Bank’s 10th largest SG exposure.

Condensed Quarterly Financial Statements	23

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of September 30, 2023 and December 31, 2022, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

EEA Seller

		S&P Rating

Country	Amount	As of September 30, 2023	As of December 31, 2022

Angola	$85	B-	B-

Armenia	118	BB-	B+

Bangladesh	673	BB-	BB-

Bosnia & Herzegovina	99	B+	B

Egypt	720	B	B

Georgia	97	BB	BB

India	525	BBB-	BBB-

Indonesia	885	BBB	BBB

Jordan	144	B+	B+

Macedonia	130	BB-	BB-

Montenegro	116	B	B

Morocco	990	BB+	BB+

Nigeria	95	B-	B-

Pakistan	977	CCC+	CCC+

Serbia	195	BB+	BB+

Sri Lanka	48	SD	SD

Tunisia	990	B-	B-

Turkey	311	B	B

Vietnam	203	BB+	BB+

Total	$7,401

EEA Buyer

		S&P Rating

Country	Amount	As of September 30, 2023	As of December 31, 2022

Argentina	$903	CCC-	CCC+

Bolivia	92	B-	B

Brazil	1,795	BB-	BB-

Chile	66	A	A

Colombia	897	BB+	BB+

Costa Rica	43	B+	B

Dominican Republic	460	BB	BB

Ecuador	1,306	B-	B-

El Salvador	225	CCC+	CCC+

Mexico	1,207	BBB	BBB

Panama	207	BBB	BBB

Trinidad and Tobago	200	BBB-	BBB-

Total	$7,401

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay of 180 days (i.e., a nonaccrual event) for one or more of the countries for which exposure is included in the EEA. The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in nonaccrual at the interest rate set for the EEA transaction, currently set at USD six-month LIBOR plus 0.75%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in nonaccrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a pari-passu basis. By the end of the nonaccrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

As of September 30, 2023 and December 31, 2022, there were no nonaccrual events under the guarantees given or received. The carrying amount under the guarantees given or received amounted to $497 million as of September 30, 2023 (December 31, 2022 - $539 million) and are recorded in Other liabilities and Other assets in the Condensed Balance Sheet.

24	Condensed Quarterly Financial Statements

NOTE E – DEVELOPMENTAL ASSETS – DEBT SECURITIES

The Bank invests in debt securities to further its developmental objectives and until December 31, 2022, mainly co-financing with IDB Invest. In general, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option.

Debt securities classified as held to maturity were $698 million and $517 million as of September 30, 2023 and December 31, 2022, respectively. The net carrying amount was summarized below (in millions):

	September 30, 2023	December 31, 2022

Securities measured at amortized cost	$710	$555

Allowance for credit losses	(12)	(38)

Net carrying amount	$698	$517

The net carrying amount, fair value, and maturity for the debt securities classified as held to maturity were presented as follows (in millions):

	September 30, 2023

Segments	Net carrying amount	Fair value (1)	Maturity (in years)

Corporates	$12	$13	1 year to 5 years

Financial Institutions	83	83	Within 1 year

	397	408	1 year to 5 years

	48	50	6 years to 10 years

	528	541

Project Finance	158	158	Over 16 years

Total	$698	$712

(1)	Includes $4 million of accrued interest and $1 million of unrecognized holding losses.

	December 31, 2022

Segments	Net carrying amount	Fair value (1)	Maturity (in years)

Corporates	$10	$10	1 year to 5 years

Financial Institutions	4	5	Within 1 year

	401	420	1 year to 5 years

	405	425

Project Finance	102	102	Over 16 years

Total	$517	$537

(1)	Includes $9 million of accrued interest and $28 million of unrecognized holding losses.

The fair value and net carrying amount of the debt securities in the Project Finance segment elected under the fair value option was $131 million, as of September 30, 2023 (December 31, 2022 – $148 million for fair value and net carrying amount), and matures after 11 years through 15 years.

Condensed Quarterly Financial Statements	25

NOTE F – CREDIT RISK FROM DEVELOPMENTAL ASSETS AND RELATED OFF-BALANCE-SHEET EXPOSURES

The credit risk in the developmental assets portfolio is the risk that the Bank may not receive repayment of principal and/or interest on these assets according to the contractual terms. It is determined by the credit quality of, and exposure to, each borrower and directly related to the Bank’s core business. The Bank has multiple measures in place to manage this credit risk, including an overall lending and investing limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank always holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing instruments, and a policy for the maintenance of a credit loss allowance.

The Bank manages two principal sources of credit risk from its development financing activities: SG (loans and guarantees) and NSG instruments (loans, guarantees and debt securities). As of September 30, 2023, approximately 96% (December 31, 2022- 95%) of the outstanding developmental assets are sovereign-guaranteed. The Bank develops and maintains separate methodologies for the allowance for credit losses on SG and NSG exposures due to the distinct sources of credit risk.

For both the SG and NSG performing portfolio (i.e., developmental assets that are not in nonaccrual status), the allowance and liability for expected credit losses (for off-balance-sheet credit exposures) is mainly a function of the estimated exposure at default (EAD), probability of default (PD), and loss given default (LGD). To augment the quantitative process of estimating expected credit losses, qualitative adjustments are applied as necessary based on Management judgment. These qualitative adjustments may arise from information lags implicit in the quantitative loss model, data limitations, significant changes in portfolio composition or lending operations, and uncertainties associated with economic and business conditions.

The EAD of the Bank’s developmental assets represents the unpaid principal or outstanding balance, which approximates the amortized cost of these assets as: (i) the Bank originates all its loans and debt securities at the face amount due at maturity without any premiums or discounts; (ii) the net loan origination fees and costs are not deemed material; and (iii) the foreign exchange adjustments on non-USD denominated assets are already reflected in the outstanding balance through the existing revaluation process at each reporting date.

The Bank does not expect recurring material prepayments in its SG portfolio, therefore, does not incorporate prepayment estimates in the EAD.

For the NSG portfolio, expected credit losses are estimated over the contractual term adjusted for expected prepayments based on historical data. The contractual term excludes expected extensions, renewals, and modifications unless the extension or renewal options are included in the original or modified contract at the reporting date and are solely at the option of the borrower and outside the control of the Bank.

For off-balance-sheet credit exposures, EAD is estimated based on projected disbursements for unfunded loan commitments considering historical experience and projected repayments in accordance with contractual amortization schedules.

The Russian war on Ukraine and high and persistent inflation in the region are additional sources of concern due to their downstream effects on the social and economic development of IDB’s borrowing member countries. Accordingly, the Bank considers all available information when calculating the allowance for credit losses.

CREDIT QUALITY BY PORTFOLIO

Sovereign-guaranteed Loans

When the Bank lends to public sector borrowers, it requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country’s inability or unwillingness to service its obligations to the Bank. Therefore, the Bank monitors and assesses its credit risk in the sovereign-guaranteed portfolio by sovereign borrower. The Bank expects that each of its sovereign-guaranteed loans will be repaid, consistent with its historical experience. As a policy, the Bank does not reschedule SG loans and has not written off any SG loans. The Bank monitors the credit quality, nature, and extent of its SG exposure to credit risk by country, and considers loans made to the same sovereign borrow share common risk characteristics.

26	Condensed Quarterly Financial Statements

As a multilateral development financing institution, the Bank receives certain preferential treatments, including priority for repayment, as compared with commercial lenders in the event of a sovereign borrower experiencing financial stress. This preferred creditor status is reflected in the Bank’s allowance for credit losses estimation through the PD and the LGD estimates.

PD represents the probability of default over the credit exposures’ contractual period and is based on the long-term foreign currency credit rating assigned to each borrower country by Standard & Poor’s (S&P), adjusted by the probabilities of default to the Bank. These adjustments are estimated considering past sovereign default events, current conditions and reasonable and supportable (R&S) forecasted economic data, which may affect a country’s ability to service its obligations to the Bank. Macroeconomic factors considered in a three-year R&S forecast period of the estimate include the borrower’s gross domestic product (GDP) growth, current account balance as a percentage of GDP, and changes in reserves. For periods beyond which the Bank can make R&S forecasts of expected credit losses, the Bank reverts to historical loss information on a straight-line basis over a two-year period.

In addition to the probability of default, the Bank also has a different loss experience compared with commercial lenders in a sovereign default event as evidenced in the level of loss from its historical nonaccrual events. All its past sovereign default events were resolved with the Bank receiving payments from the borrower covering the full amount of all contractual principal and interest. Therefore, any historical loss associated with these events is limited to interest on interest, as the Bank does not charge interest on overdue interest payments during the arrears period. The Bank maintains this expectation to collect in full all contractually due principal and interest amounts in any on-going and future potential sovereign defaults. As a result, LGD represents the estimated loss from the expected delay in debt service payments.

SG loans in nonaccrual status exhibit credit deterioration and do not share the risk characteristics with other performing loans in the portfolio. These loans are individually assessed at the borrower level. The allowance for these loans is calculated based on a discounted cash flow method. This method estimates the allowance for credit loss as the difference between the amortized cost of the loan and the present value of the cash flows expected to be collected, discounted at the loan’s contractual effective interest rate. Expected cash flows are developed with assumptions that reflect Management’s best estimates given the specific facts and circumstances of the individual nonaccrual event.

Condensed Quarterly Financial Statements	27

The credit quality of the SG loan portfolio for purposes of estimating the allowance for credit losses is based on the long-term foreign currency credit rating assigned to each borrower country by S&P. The credit quality of the SG loan portfolio by year of origination as of September 30, 2023 and December 31, 2022 was as follows (in millions):

	Credit	Year of origination(1)						September 30,	December 31,

Country	Rating	2023	2022	2021	2020	2019	Prior	2023	2022

Argentina	CCC-	$605	$1,525	$433	$1,760	$732	$11,082	$16,137	$15,548

Bahamas	B+	160	-	165	245	83	234	887	725

Barbados	B-	100	-	126	216	-	278	720	629

Belize	B-	1	-	10	20	18	103	152	157

Bolivia	B-	250	5	-	450	200	3,364	4,269	4,012

Brazil	BB-	782	34	288	2,025	582	11,872	15,583	15,185

Chile	A	-	653	614	365	100	902	2,634	2,290

Colombia	BB+	-	500	1,176	1,315	969	7,065	11,025	11,150

Costa Rica	B+	-	-	500	278	437	1,255	2,470	2,454

Dominican Republic	BB	-	5	337	502	734	2,583	4,161	3,971

Ecuador	B-	551	650	1,000	725	942	4,041	7,909	7,541

El Salvador	CCC+	15	44	249	300	200	1,553	2,361	2,310

Guatemala	BB	-	-	-	320	-	1,540	1,860	1,913

Guyana	B-	1	130	61	22	13	554	781	787

Haiti	B-	-	-	-	-	-	-	-	-

Honduras	BB-	-	195	153	249	156	2,282	3,035	3,068

Jamaica	BB-	-	100	75	109	14	1,319	1,617	1,692

Mexico	BBB	700	350	700	611	1,216	10,606	14,183	15,417

Nicaragua	B	-	10	-	76	-	2,219	2,305	2,316

Panama	BBB	200	150	472	713	294	2,525	4,354	4,357

Paraguay	BB	-	540	30	323	318	1,894	3,105	3,071

Peru	BBB	300	2	1,500	109	185	1,434	3,530	3,158

Suriname	SD	-	207	-	7	2	432	648	656

Trinidad and Tobago	BBB-	1	-	19	115	-	557	692	732

Uruguay	BBB+	305	25	496	344	198	2,264	3,632	3,370

Venezuela(2)	SD	-	-	-	-	-	2,011	2,011	2,011
Total		$3,971	$5,125	$8,404	$11,199	$7,393	$73,969	$110,061	$108,520

(1)	Amounts exclude accrued interest.
(2)	The loans to Venezuela have been placed in nonaccrual status since May 2018.

The country credit ratings presented above are as of September 30, 2023.

Non-sovereign-guaranteed Loans

The Bank does not benefit from sovereign guarantees when lending to NSG borrowers. Risk and expected performance for these loans are evaluated by scoring the individual risk factors separately for the borrower and the transaction through credit risk scorecards developed based on S&P models.

The Bank’s NSG portfolio is comprised of three main lending segments for the evaluation of credit risk: (i) corporate loans, (ii) loans to financial institutions, and (iii) project finance loans.

The major credit risk factors considered in the rating scorecards for corporate loans are country and industry risks, business and market risks, an assessment of the borrower’s management, and a qualitative and quantitative assessment of financial risks. Extraordinary support from shareholders or from the government may be considered if applicable.

The major credit risk evaluation for loans to financial institutions considers country and industry risks, which act as an anchor for the risk assessment. These risks include regulatory, competition, government support and macro-economic factors. Additionally, the rating scorecard assesses institution-specific factors such as capital adequacy, funding and liquidity, earnings, business position, quality of management, and potential government or shareholder support. The sovereign rating may also act as a ceiling of the final borrower rating at certain rating levels, in view of the close link between the country’s creditworthiness and that of the country’s financial institutions.

28	Condensed Quarterly Financial Statements

The major factors considered in the scorecards for a project finance loan are mainly grouped into the following categories: political risks, commercial or project risks, and financial risks. Political risks can be defined as the risks to a project’s financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks are the operational risks associated with construction or completion of a project and its economic or financial viability. Financial risks consider the project’s exposures to cash flow generation, interest rate, foreign currency volatility and inflation.

For the NSG portfolio, the expected credit losses methodology takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact to the allowance on credit losses in the term structure PDs and LGDs. To determine the Point in Time (PIT) term structure of PDs, the Bank uses Moody’s Impairment Studio models to convert borrower risk ratings to PIT PDs that vary by industry, country, and the state of the credit cycle. For LGD, the Bank employs a decision-tree scorecard model developed by S&P to capture exposure specific information such as seniority, collateral, industry, guarantees and jurisdiction at the facility-level that may not be shared across different exposures of the same borrower. The macroeconomic forecasts in the model include various scenarios. The macroeconomic variables considered in these scenarios depend on the country of the exposure and generally include the gross domestic product, equity indices, and oil prices. Management currently considers the R&S period to be three years. For each scenario, a lifetime loss rate for each loan is calculated by the appropriate PD and LGD for every quarter for the remaining life of the asset. The results are then multiplied against the EAD. If multiple scenarios are considered, then results are weighted based on Management’s judgment. After the R&S period, the model reverts to historical PDs for similarly rated credits and long-term LGDs from S&P on a straight-line basis over a two-year period.

For developmental assets that do not share common risk characteristics with the rest of the portfolio, including assets in nonaccrual status, the determination of the allowance for credit losses is individually assessed and reflects Management’s best judgment of the creditworthiness of the borrower and is established based upon the periodic review of the loans. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the asset’s contractual effective rate, the fair value of collateral less disposal costs, and other market data.

Partial or full write-offs of NSG developmental assets are recorded when a loss has been realized through either a legal agreement or final bankruptcy settlement, or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected by reducing the developmental asset balance and related allowance for credit losses. Such reductions in the allowance are partially offset by recoveries, if any, associated with previously written off developmental assets.

Condensed Quarterly Financial Statements	29

The credit quality of the NSG loan portfolio by year of origination, including loans to other development institutions, as represented by the internal credit risk classification as of September 30, 2023 and December 31, 2022, was as follows (in millions):

	Year of origination(2)								September 30,	December 31,

Internal Credit Risk Classification(1)	2023	2022	2021	2020	2019	Prior	Revolving loans	Revolving loans converted to term loans	2023	2022

Corporates

aa+ to aa-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

a+ to a-	-	-	-	-	-	89	-	-	89	144

bbb+ to bbb-	-	50	-	-	-	-	-	-	50	65

bb+ to bb-	-	134	101	333	80	24	-	-	672	687

b+ to b-	11	-	-	140	104	63	-	-	318	228

ccc+ to d	-	-	-	-	-	154	-	-	154	182

Subtotal	11	184	101	473	184	330	-	-	1,283	1,306

Financial

Institutions

aa+ to aa-	-	-	-	26	-	190	-	-	216	198

a+ to a-	-	31	-	-	-	95	-	-	126	118

bbb+ to bbb-	-	10	-	-	37	54	-	-	101	12

bb+ to bb-	15	191	132	12	66	47	-	-	463	876

b+ to b-	1	54	-	17	13	77	-	-	162	245

ccc+ to d	-	-	-	24	-	8	-	56	88	117

Subtotal	16	286	132	79	116	471	-	56	1,156	1,566

Project

Finance

aa+ to aa-	-	-	-	-	-	-	-	-	-	-

a+ to a-	-	-	-	-	-	-	-	-	-	-

bbb+ to bbb-	-	-	-	-	-	75	-	-	75	77

bb+ to bb-	-	26	34	9	191	225	-	-	485	430

b+ to b-	-	159	33	50	7	288	-	-	537	481

ccc+ to d	-	-	26	94	20	264	-	-	404	317

Subtotal	-	185	93	153	218	852	-	-	1,501	1,305

Total	$27	$655	$326	$705	$518	$1,653	$-	$56	$3,940	$4,177

(1)

NSG portfolio ratings are represented by the Bank’s internal credit risk classification which maps to S&P’s rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.

(2)	Amounts exclude accrued interest.

For the quarter ended September 30, 2023, the Bank wrote off NSG loans that were originated in 2011 and 2019 that amounted to $4 million and $1 million, respectively.

Debt Securities

The Bank monitors the credit quality of its investment in debt securities from corporates, financial institutions, and project finance, utilizing the same methodology as it does for its NSG loans. Expected credit losses for debt securities are also estimated as a function of the EAD, PD and LGD using the internal credit risk classification system.

30	Condensed Quarterly Financial Statements

The credit quality of the developmental assets, held to maturity debt securities reported at amortized cost by year of origination, as represented by the internal credit risk classification as of September 30, 2023 and December 31, 2022, was as follows (in millions):

	Year of origination(2)						September 30,	December 31,

Internal Credit Risk Classification(1)	2023	2022	2021	2020	2019	Prior	2023	2022

Corporates

aa+ to aa-	$-	$-	$-	$-	$-	$-	$-	$-

a+ to a-	-	-	-	-	-	-	-	-

bbb+ to bbb-	-	-	-	-	-	-	-	-

bb+ to bb-	-	-	12	-	-	-	12	10

b+ to b-	-	-	-	-	-	-	-	-

ccc+ to d	-	-	-	-	-	-	-	-

Subtotal	-	-	12	-	-	-	12	10

Financial

Institutions

aa+ to aa-	-	-	-	-	-	-	-	-

a+ to a-	-	-	-	-	-	-	-	-

bbb+ to bbb-	-	-	-	-	-	-	-	-

bb+ to bb-	50	84	19	237	81	-	471	368

b+ to b-	25	-	28	3	11	-	67	51

ccc+ to d	-	-	-	-	-	2	2	4

Subtotal	75	84	47	240	92	2	540	423

Project

Finance

aa+ to aa-	-	-	-	-	-	-	-	-

a+ to a-	-	-	-	-	-	-	-	-

bbb+ to bbb-	-	-	-	-	-	-	-	-

bb+ to bb-	-	158	-	-	-	-	158	122

b+ to b-	-	-	-	-	-	-	-	-

ccc+ to d	-	-	-	-	-	-	-	-

Subtotal	-	158	-	-	-	-	158	122

Total	$75	$242	$59	$240	$92	$2	$710	$555

(1)

The ratings are represented by the Bank’s internal credit risk classification which maps to S&P’s rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.

(2)	Amounts exclude accrued interest.

The internal credit risk classifications for NSG loan portfolio and debt securities are as of September 30, 2023.

There were no gross write-offs for debt securities during the quarter ended September 30, 2023.

PAST DUE, NONACCRUAL AND INDIVIDUALLY ASSESSED LOANS

Interest on loans is recognized on the accrual basis. The Bank considers a loan to be past due when the scheduled principal or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place on nonaccrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loans are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. On the date a member’s loans are placed on nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent and in the period that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member’s loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

Condensed Quarterly Financial Statements	31

For NSG loans, it is the policy of the Bank to place on nonaccrual status loans made to a borrower when principal, interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectability. Any uncollected interest accrued on loan placed in nonaccrual status is reversed out of income. Interest income is recorded thereafter on a cash basis until loan service is current and Management’s doubts about future collectability cease to exist. If the collectability risk is considered to be particularly high at the time of arrears clearance, the borrower’s loans may not emerge from nonaccrual status.

Sovereign-guaranteed Loans

As of September 30, 2023, sovereign-guaranteed loans made to or guaranteed by Venezuela have been in arrears for over 180 days, for an aggregate principal amount of $965 million. The entire outstanding loan balance made to or guaranteed by Venezuela of $2,011 million (unchanged since 2018) has been placed in nonaccrual status since May 2018. An individual assessment was performed to estimate expected credit losses for this exposure.

As a result of the assessment, an allowance for individually assessed loans of $472 million is included in the allowance for credit losses as of September 30, 2023 (December 31, 2022- $396 million). This represents the estimated loss from the expected delay in debt service payments. The Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay, when the balances in arrears are restored to accrual basis.

The assessment and estimation of expected credit losses is inherently judgmental and reflects Management’s best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess significant assumptions, such as the length of the arrears period, accordingly. A summary of financial information related to nonaccrual loans to Venezuela affecting the results of operations for the three and nine months ended September 30, 2023 and 2022 was as follows (in millions):

	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022

Loans in nonaccrual status as of the beginning of the period	$2,011	$2,011	$2,011	$2,011

Loans in nonaccrual status as of the end of the period	2,011	2,011	2,011	2,011

Interest income recognized on cash basis for loans in nonaccrual status	-	-	-	-

Loans past due for more than 90 days not in nonaccrual status (1)	-	-	-	-

(1)

The Bank’s policy is to place sovereign-guaranteed loans in nonaccrual status if principal, interest, or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future.

There were no other sovereign-guaranteed loans over 180 days or more past due or in nonaccrual status as of September 30, 2023 and 2022.

32	Condensed Quarterly Financial Statements

The aging analysis of loans in the SG portfolio as of September 30, 2023 was as follows (in millions):

	Not greater than 90 days	91 - 180 days	Greater than 180 days	Total past due	Current		Total

Argentina	$-	$-	$-	$-	$16,137		$16,137

Bahamas	-	-	-	-	887		887

Barbados	-	-	-	-	720		720

Belize	-	-	-	-	152		152

Bolivia	-	-	-	-	4,269		4,269

Brazil	-	-	-	-	15,583		15,583

Chile	-	-	-	-	2,634		2,634

Colombia	-	-	-	-	11,025		11,025

Costa Rica	-	-	-	-	2,470		2,470

Dominican Republic	-	-	-	-	4,161		4,161

Ecuador	-	-	-	-	7,909		7,909

El Salvador	-	-	-	-	2,361		2,361

Guatemala	-	-	-	-	1,860		1,860

Guyana	-	-	-	-	781		781

Haiti	-	-	-	-	-		-

Honduras	-	-	-	-	3,035		3,035

Jamaica	-	-	-	-	1,617		1,617

Mexico	-	-	-	-	14,183		14,183

Nicaragua	-	-	-	-	2,305		2,305

Panama	-	-	-	-	4,354		4,354

Paraguay	-	-	-	-	3,105		3,105

Peru	-	-	-	-	3,530		3,530

Suriname	-	-	-	-	648		648

Trinidad and Tobago	-	-	-	-	692		692

Uruguay	-	-	-	-	3,632		3,632

Venezuela	4	79	965	1,048	963	(1)	2,011

Total	$4	$79	$965	$1,048	$109,013		$110,061

(1)	Represents the principal amount not yet contractually due as of September 30, 2023. Contractual interest is greater than 180 days past due on all $2,011 million of loans presented.

Non-sovereign-guaranteed Loans

As of September 30, 2023, NSG loans 90 or more days past due amounted to $85 million (December 31, 2022 - $90 million). NSG loans with outstanding balances of $252 million as of September 30, 2023 were in nonaccrual status (December 31, 2022 - $163 million), including $26 million whose maturity was accelerated (December 31, 2022 - $38 million). These loans were individually assessed to estimate expected credit losses and have a total allowance for credit losses of $155 million (December 31, 2022 - $109 million).

The aging analysis of loans in the NSG portfolio as of September 30, 2023 was as follows (in millions):

	Not greater than 30 days	31 - 60 days	61 - 90 days	Greater than 90 days	Total past due	Current	Total

Corporates	$-	$-	$-	$3	$3	$1,280	$1,283

Financial Institutions	-	-	-	76	76	1,080	1,156

Project Finance	-	-	-	6	6	1,495	1,501

Total	$-	$-	$-	$85	$85	$3,855	$3,940

Condensed Quarterly Financial Statements	33

A summary of financial information related to NSG loans in nonaccrual status affecting the results of operations for the three and nine months ended September 30, 2023 and 2022 was as follows (in millions):

	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022

Loans in nonaccrual status as of the beginning of the period

Corporates	$3	$7	$7	$7

Financial Institutions	77	87	78	69

Project Finance	173	114	78	263

Total	$253	$208	$163	$339

Loans in nonaccrual status as of the end of the period

Corporates	$3	$7	$3	$7

Financial Institutions	77	80	77	80

Project Finance	172	77	172	77

Total	$252	$164	$252	$164

Interest income recognized on cash basis for loans in nonaccrual status

Corporates	$-	$-	$-	$-

Financial Institutions	-	1	-	2

Project Finance	-	1	2	2

Total	$-	$2	$2	$4

Loans past due for more than 90 days not in nonaccrual status

Corporates	$-	$-	$-	$-

Financial Institutions	-	-	-	-

Project Finance	-	-	-	-

Total	$-	$-	$-	$-

Debt securities

Consistent with its policy for NSG loans, it is the general policy of the Bank to place debt securities in nonaccrual status when interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectability. Income for nonaccrual debt securities is recorded thereafter on a cash basis until loan service or debt security is current and Management’s doubts about future collectability cease to exist.

There were no debt securities past due or in nonaccrual status as of September 30, 2023 and 2022.

ALLOWANCE FOR DEVELOPMENTAL ASSETS CREDIT LOSSES

Sovereign-guaranteed Loans and Guarantees

Expected credit losses for SG loans are estimated upon the initial recognition of such assets and over the assets’ contractual life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. Expected credit losses are evaluated at the aggregated borrower level as the Bank considers loans to the same sovereign borrower share common risk characteristics. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months upon which time all loans made to, or guaranteed by, the sovereign borrowers are placed in nonaccrual status. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential credit loss as the timing of the cash flows may not be met in accordance with the terms of the loan contract. SG loans in nonaccrual status are evaluated on an individual basis at the aggregated borrower level given these loans do not share the same risk characteristics as the Bank’s performing SG loans.

34	Condensed Quarterly Financial Statements

The changes in the allowance for expected credit losses related to the SG loan and guarantee portfolio for the periods ended September 30, 2023, and December 31, 2022 were as follows (in millions):

Collective allowance for loans outstanding	2023	2022

Balance, beginning of year	$49	$10

Provision for expected credit losses	52	39

Write-offs	-	-

Recoveries	-	-

Balance, end of year	$101	$49

Collective allowance for loan commitments and guarantees	2023	2022

Balance, beginning of year	$11	$3

Provision for expected credit losses	14	8

Write-offs	-	-

Recoveries	-	-

Balance, end of year (1)	$25	$11

Individually assessed loans	2023	2022

Balance, beginning of year	$396	$77

Provision for expected credit losses	76	319

Write-offs	-	-

Recoveries	-	-

Balance, end of year	$472	$396

(1)	Includes the allowance for guarantees of $9 million for the period ended September 30, 2023 (December 31, 2022 - $4 million).

Summary of accrued interest receivable on SG loans outstanding and accrued interest receivables reversed in the SG portfolio was as follows (in millions):

SG loans	September 30, 2023	December 31, 2022
Accrued interest receivable on SG loans outstanding(1) as of	$1,411	$1,004

Accrued interest receivable reversed, for the periods ended	-	-

(1)	No allowance for expected credit losses was recognized on the accrued interest receivables for performing SG loans in any of the reporting periods.

Non-sovereign-guaranteed Loans and Guarantees

For NSG loans and guarantees, a collective loss allowance is determined based on the Bank’s credit risk classification system that maps transactions on a one-to-one basis to the S&P foreign currency credit rating with a point in time term structure. The expected credit loss calculation also incorporates forward looking conditioning, which takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact on the likelihood of default and the severity of loss given a default. The macroeconomic forecasts in the expected credit losses model include various scenarios, where each scenario represents a different state of the economy in the reasonable and supportable period. For each scenario, a lifetime loss rate for each instrument is calculated using the appropriate PD and LGD for the remaining life of the instrument every quarter. The Bank individually assesses allowance on NSG loans that do not share common risk characteristics with the rest of the portfolio, including loans in nonaccrual status.

Condensed Quarterly Financial Statements	35

The changes in the allowance for expected credit losses related to NSG loan and guarantee portfolio for the periods ended September 30, 2023, and December 31, 2022 were as follows (in millions):

Collective allowance for loans outstanding	2023	2022

Balance, beginning of year	$209	$186

Provision (credit) for expected credit losses	(24)	23

Write-offs	-	-

Recoveries	-	-

Balance, end of year	$185	$209

Collective allowance for loan commitments and guarantees	2023	2022

Balance, beginning of year	$51	$35

Provision (credit) for expected credit losses	(31)	16

Write-offs	-	-

Recoveries	-	-

Balance, end of year (1)	$20	$51

Individually assessed loans	2023	2022

Balance, beginning of year	$109	$160

Provision (credit) for expected credit losses	51	(1)

Write-offs	(5)	(50)

Recoveries	-	-

Balance, end of year	$155	$109

(1)	Includes the allowance for guarantees of $2 million for the period ended September 30, 2023 (December 31, 2022 - $8 million).

Summary of accrued interest receivable on NSG loans outstanding and accrued interest receivables reversed in the NSG portfolio was as follows (in millions):

NSG loans	September 30, 2023	December 31, 2022

Accrued interest receivable on NSG loans outstanding (1) as of	$74	$36

Accrued interest receivable reversed (2) for the periods ended	3	-

(1)	No allowance for expected credit losses was recognized on the accrued interest receivables in any of the reporting periods.
(2)	Of the total interest income reversed, none was written-off as uncollectible in any of the reporting periods.

Debt securities

The changes in the total allowance for expected credit losses related to the debt security portfolio for the periods ended September 30, 2023 and December 31, 2022 were as follows (in millions):

	2023	2022

Balance, beginning of year	$38	$16

Provision (credit) for expected credit losses	(26)	22

Write-offs	-	-

Recoveries	-	-

Balance, end of year	$12	$38

Accrued interest receivable on debt securities outstanding amounted to $4 million as of September 30, 2023 (December 31, 2022 - $9 million). No accrued interest receivable was reversed or written-off in any of the reporting periods.

NOTE G – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term borrowings, to mitigate the income volatility resulting from recording interest rate swaps used for economic hedging at fair value, while otherwise recognizing remaining borrowings at amortized cost. From time to time, the Bank may elect the fair value option for Developmental assets - debt securities, which the Bank does not intend to hold to maturity. Individual borrowings and debt securities are elected for fair value reporting on an instrument-by-instrument basis and the election is made upon their initial recognition and may not be revoked once an election is made. The Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, developmental assets and derivatives) in determining its fair value option elections to mitigate the income volatility.

36	Condensed Quarterly Financial Statements

The changes in fair value for borrowings and developmental assets elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three and nine months ended September 30, 2023 and 2022, as follows (in millions):

Condensed Statement of Income and	Three months ended September 30,		Nine months ended September 30,

Retained Earnings location:	2023	2022	2023	2022

Borrowing expenses, after swaps	$(431)	$(333)	$(1,187)	$(996)

Other interest income	2	1	5	3

Net fair value adjustments on non-trading portfolios and foreign currency transactions	977	3,903	539	9,868

Total changes in fair value included in Net income (loss)	$548	$3,571	$(643)	$8,875

Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk are reported in the Condensed Statement of Comprehensive Income (Loss). These adjustments are determined by comparing each borrowing’s fair value adjustments with and without consideration to changes in the Bank’s credit spread as of each reporting date. The amount of the change of fair value that is attributable to changes in instrument-specific credit risk, during the nine months ended September 30, 2023 and cumulatively, amounted to a loss of $115 million and $166 million, respectively (2022 – gain of $175 million and a loss of $209 million, respectively).

The changes in fair value of borrowings attributable to changes in instrument-specific credit risk reclassified from Other comprehensive income (loss) to Net fair value adjustments on non-trading portfolios and foreign currency transactions, in the Condensed Statement of Income and Retained Earnings, amounted to a loss of $11 million for the period ended September 30, 2023 (2022 – loss of $8 million).

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of September 30, 2023 and December 31, 2022, was as follows (in millions):

	September 30, 2023	December 31, 2022

Fair value	$80,672 (1)	$78,870 (1)

Unpaid principal outstanding	86,215	84,190

Fair value over unpaid principal outstanding	$(5,543)	$(5,320)

(1)	Includes accrued interest of $489 million at September 30, 2023 (December 31, 2022 - $511 million).

For Developmental assets - debt securities elected under the fair value option, the difference between the fair value amount and the unpaid principal outstanding measured at fair value as of September 30, 2023 and December 31, 2022, was as follows (in millions):

	September 30, 2023	December 31, 2022

Fair value	$131 (1)	$148 (1)

Unpaid principal outstanding	129	142

Fair value over unpaid principal outstanding	$2	$6

(1)	Includes accrued interest of $0.3 million at September 30, 2023 (December 31, 2022 – $2 million).

NOTE H – DERIVATIVES

Risk management strategy and use of derivatives

The Bank’s financial risk management strategy consists primarily of designing, implementing, and monitoring the Bank’s interrelated set of financial policies and guidelines. To optimize its funding and lending activities, in fulfillment of its development mandate, the Bank utilizes financial instruments that are sensitive to market movements, primarily changes in interest and exchange rates. The Bank controls these risks through its integrated asset and liability management framework by which it defines the currency composition, maturity profile, and interest rate sensitivity of the portfolio of assets and liabilities.

Condensed Quarterly Financial Statements	37

The Bank uses derivatives for the following purposes: First, to economically hedge the interest rate and currency exposure in its investment and borrowings portfolio. Second, the Bank mitigates the interest rate risk in its fixed-rate, fixed-base cost rate and local currency loans by economically hedging the interest rate exposure, primarily through use of interest rate swaps. In addition, the Bank supports its borrowers’ ability to manage exposures to commodity price volatility by offering derivative instruments, such as commodity options embedded in FFF loan agreements. The Bank simultaneously purchases an option with the same terms from a market counterparty to offset the risk exposure. Finally, the Bank utilizes derivatives to manage the repricing and maturity profile of its equity-funded assets in accordance with the Board-approved Asset Liability Management Policy.

The derivative instruments are used primarily for economic hedging purposes and are not designated as hedging instruments for accounting purposes.

Accounting for derivatives

Derivatives are recognized on the Condensed Balance Sheet at their fair value by netting derivative asset and liability positions and the related cash collateral received by counterparty, when a legally enforceable master netting agreement exists, including the related accrued interest. Depending on the nature (receivable or payable) of their net fair value, derivatives are classified as either assets or liabilities, and are presented net by counterparty. No derivatives are designated as hedging instruments for accounting purposes.

The Bank occasionally issues borrowings that contain embedded derivatives. The hybrid borrowing instruments are carried at fair value under the elected fair value option.

Certain FFF loans may also contain risk management options that are embedded in the loan contract. When certain derivative instruments are not deemed clearly and closely related to the host contract, such as the commodity options embedded in loans, they are bifurcated from the host contract, and recorded at fair value as Derivative assets, net or Derivative liabilities, net in the Condensed Balance Sheet.

The Bank refers to the periodic cash payment or cash receipt to/from the counterparty pursuant to the provisions of the swap contract as the “interest component”. The interest component for swaps related to the economic hedging of the Bank’s investment securities is presented in Income from Investments-Interest in the Condensed Statement of Income and Retained Earnings. The change in fair value of the investment securities and related derivatives are presented in Income from Investments-Net gains (losses). The interest component for interest rate swaps on loans is included in Income from loans. The interest component for swaps related to the economic hedging of the Bank’s borrowings and equity-funded assets are recorded in Borrowing expenses and Other interest income, respectively. Changes in the fair value of interest rate and foreign currency swaps, as well as for the commodity options, are reported in Net fair value adjustments on non-trading portfolios and foreign currency transactions. Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, upon termination of a swap or option.

38	Condensed Quarterly Financial Statements

Financial statements presentation

The Bank’s derivative instruments as of September 30, 2023 and December 31, 2022, their related gains and losses and their impact on cash flows for the three and nine months ended September 30, 2023 and 2022, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Cash Flows, as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location
		Assets
		2023	2022

Gross amount

Currency swaps	Derivative assets, net	$2,816	$3,010

Interest swaps	Derivative assets, net	4,349	3,308

Futures	Derivative assets, net	-	-

Options	Derivative assets, net	25	49

Net Amounts Offset in the Balance Sheet

Financial Instruments		(6,916)	(6,032)

Cash collateral received		(79)	(187)

Net derivatives amounts presented in the Balance Sheet		195	148

Securities collateral received		(190)	(154)

Net derivative exposure		$5	$(6)

Derivatives not
Designated as Hedging		Liabilities

Instruments	Balance Sheet Location	2023	2022

Gross amount

Currency swaps	Derivative liabilities, net	$(4,620)	$(4,567)

Interest swaps	Derivative liabilities, net	(7,503)	(6,342)

Futures	Derivative liabilities, net	(1)	(1)

Options	Derivative liabilities, net	(25)	(49)

Net Amounts Offset in the Balance Sheet

Financial Instruments		6,916	6,032

Cash collateral pledged		-	-

Net derivatives amounts presented in the Balance Sheet		(5,233)	(4,927)

Securities collateral pledged		-	-

Net derivative exposure (1)		$(5,233)	$(4,927)

(1)	Represents the aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position.

Condensed Quarterly Financial Statements	39

Condensed Statement of Income and Retained Earnings

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Three months ended		Nine months ended
		September 30,		September 30,
		2023	2022	2023	2022

Currency swaps

	Income from Investments:

	Interest	$83	$41	$251	$34

	Net gains (losses)	(33)	53	(82)	157

	Income from Loans-Interest, after swaps	107	13	314	(47)

	Borrowing expenses-Interest, after swaps	(261)	(66)	(691)	57

	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(15)	(836)	(385)	(1,596)

Interest rate swaps

	Income from Investments:

	Interest	125	23	339	(43)

	Net gains (losses)	18	331	(5)	835

	Income from Loans-Interest, after swaps	80	8	211	(37)

	Borrowing expenses-Interest, after swaps	(615)	(138)	(1,700)	143

	Other interest income	(78)	(2)	(199)	19

	Net fair value adjustments on non-trading portfolios and foreign currency transactions	83	(1,493)	219	(4,131)

Futures	Income from Investments	-	2	1	11

		$(506)	$(2,064)	$(1,727)	$(4,598)

Condensed Statement of Cash Flows

	Three months ended		Nine months ended

	September 30,		September 30,

Location of inflows (outflows) from Derivatives	2023	2022	2023	2022

Cash flows from lending and investing activities:

Miscellaneous assets and liabilities, net	$(9)	$17	$66	$6

Cash flows from operating activities:

Loan income collections, after swaps	177	(38)	468	(156)

Cash flows from financing activities:

Medium- and long-term borrowings

Proceeds from issuance	1	4	21	43

Repayments	(53)	(378)	(425)	(374)

Cash flows from operating activities:

Interest and other cost of borrowings, after swaps	(631)	164	(1,737)	801

Cash flows from operating activities:

Gross purchase of trading investments	(51)	(42)	(140)	(105)

Gross proceeds from sale or maturity of trading investments	86	315	25	894

Income from investments	142	(104)	465	(527)

Cash flows from operating activities:

Other interest income	(57)	27	(117)	59

	$(395)	$(35)	$(1,374)	$641

40	Condensed Quarterly Financial Statements

The following tables provide information on the contract value/notional amounts of derivative instruments as of September 30, 2023 and December 31, 2022 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Futures and options are shown at the notional amounts of the underlying contracts.

	September 30, 2023

	Currency and interest rate swaps		Futures & Options

Derivative type/Rate type	Receivable	Payable	Underlying contract

Currency and interest rate swaps

Fixed	$115,878	$51,124	$-

Floating index rate	55,541	120,926	-

Futures	-	-	150

Options (1)	-	-	53

(1)	Represents 551,000 barrels of crude oil measured at spot price.

	December 31, 2022

	Currency and interest rate swaps		Futures & Options

Derivative type/Rate type	Receivable	Payable	Underlying contract

Currency and interest rate swaps

Fixed	$112,312	$52,040	$-

Floating index rate	70,760	131,828	-

Futures	-	-	78

Options (1)	-	-	141

(1)	Represents 1,640,000 barrels of crude oil measured at spot price.

The Bank enters into swaps and other over-the-counter derivatives, as well as repos, directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreements).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. Any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreements.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. Should the Bank’s credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $4,456 million at September 30, 2023 ($4,063 million at December 31, 2022).

The performance of the obligations of the Bank’s counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank’s mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. In certain cases, the Bank may use, invest, commingle, or re-hypothecate as its own property such collateral subject to only the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party, (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank, and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Condensed Statement of Cash Flows as this collateral primarily relates to interest rate and foreign currency swaps on borrowings.

Condensed Quarterly Financial Statements	41

NOTE I – FAIR VALUE MEASUREMENTS

The GAAP framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 -

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank’s investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, obligations of sub-sovereigns and supranationals, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, related financial derivative instruments (primarily currency and interest rate swaps) and options. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a market approach that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers’ prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers’ prices via the determination of fair value estimates from internal valuation techniques that use available observable market inputs.

Medium- and long-term borrowings elected under the fair value option, all currency and interest rate swaps and a debt security related to developmental investments under the fair value option are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary, depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investments are valued using Management’s best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments’ yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

42	Condensed Quarterly Financial Statements

The following tables set forth the Bank’s financial assets and liabilities that were accounted for at fair value as of September 30, 2023 and December 31, 2022, by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As of September 30, 2023, the investment portfolio includes $4 million of securities classified as Level 3 (2022 - $5 million). Except for fair value adjustments, there was no activity associated with Level 3 financial assets and financial liabilities for the nine months ended September 30, 2023 or 2022. Also, there were no transfers between levels during the first nine months of 2023 or 2022, for securities held at the end of those reporting periods.

Financial assets:

Assets	Fair Value Measurements September 30, 2023 (1)	Level 1	Level 2	Level 3

Investments - Trading:

Obligations of the United States Government	$1,425	$1,425	$-	$-

U.S. Government-sponsored enterprises	529	-	529	-

Obligations of non-U.S. governments	4,295	1,283	3,012	-

Obligations of non-U.S. agencies	11,179	-	11,179	-

Obligations of non-U.S. sub-sovereigns	1,616	-	1,616	-

Obligations of supranationals	2,700	-	2,700	-

Bank obligations(2)	10,690	-	10,690	-

Corporate securities	1,307	-	1,307	-

Asset-backed securities	4	-	-	4

Total Investments - Trading	33,745	2,708	31,033	4

Currency and interest rate swaps (3)	249	-	249	-

Options	25	-	25	-

Developmental assets - debt securities	131	-	131	-

Total	$34,150	$2,708	$31,438	$4

(1)	Represents the fair value of the referred assets, including accrued interest.
(2)	May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3)	Excludes $79 million of cash collateral received that was netted in Derivative assets, net in the Condensed Balance Sheet.

Assets	Fair Value Measurements December 31, 2022 (1)	Level 1	Level 2	Level 3

Investments - Trading:

Obligations of the United States Government	$1,025	$1,025	$-	$-

U.S. Government-sponsored enterprises	512	-	512	-

Obligations of non-U.S. governments	5,316	1,141	4,175	-

Obligations of non-U.S. agencies	10,683	-	10,683	-

Obligations of non-U.S. sub-sovereigns	1,853	-	1,853	-

Obligations of supranationals	2,700	-	2,700	-

Bank obligations(2)	8,441	-	8,441	-

Corporate securities	968	-	968	-

Mortgage-backed securities	2	-	2	-

Asset-backed securities	7	-	2	5

Total Investments - Trading	31,507	2,166	29,336	5

Currency and interest rate swaps (3)	286	-	286	-

Options	49	-	49	-

Developmental assets - debt securities	148	-	148	-

Total	$31,990	$2,166	$29,819	$5

(1)	Represents the fair value of the referred assets, including their accrued interest.
(2)	May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3)	Excludes $187 million of cash collateral received that was netted in Derivative assets, net in the Condensed Balance Sheet.

Condensed Quarterly Financial Statements	43

Financial liabilities:

Liabilities	Fair Value Measurements September 30, 2023 (1)	Level 1	Level 2	Level 3

Borrowings measured at fair value	$80,672	$-	$80,672	$-

Currency and interest rate swaps	5,207	-	5,207	-

Futures	1	1	-	-

Options	25	-	25	-

Total	$85,905	$1	$85,904	$-

(1)	Represents the fair value of the referred liabilities, including accrued interest.

Liabilities	Fair Value Measurements December 31, 2022 (1)	Level 1	Level 2	Level 3

Borrowings measured at fair value	$78,870	$-	$78,870	$-

Currency and interest rate swaps	4,877	-	4,877	-

Futures	1	1	-	-

Options	49	-	49	-

Total	$83,797	$1	$83,796	$-

(1)	Represents the fair value of the referred liabilities, including their accrued interest.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note J – Fair Value of Financial Instruments.

NOTE J – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note I – Fair Value Measurements:

Cash

The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments

Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans and guarantees

The fair value of the Bank’s loan portfolio is estimated using a discounted cash flow method.

Debt securities

The fair values of debt securities are estimated using a discounted cash flow method.

Swaps

Fair values for interest rate and currency swaps are based on discounted cash flow or pricing models.

Borrowings

The fair values of borrowings are based on discounted cash flow or pricing models.

44	Condensed Quarterly Financial Statements

The following table presents the fair value of the financial instruments, along with the respective carrying amounts, as of September 30, 2023 and December 31, 2022 (in millions):

	September 30, 2023 (1)		December 31, 2022 (1)

	Carrying Value	Fair Value	Carrying Value	Fair Value

Cash	$1,191	$1,191	$1,205	$1,205

Investments - Trading (2)	33,745	33,745	31,507	31,507

Developmental Assets

Loans outstanding, net (3), (5)	114,667	109,424	113,066	108,456

Debt securities

Measured at fair value	131	131	148	148

Measured at amortized cost, net (3), (5)	702	712	526	537

Derivative assets, net	195	195	148	148

Other assets (4), (5)	560	428	602	487

Borrowings

Short-term	1,183	1,183	1,021	1,021

Medium- and long-term:

Measured at fair value	80,672	80,672	78,870	78,870

Measured at amortized cost (5)	24,916	24,100	23,988	23,267

Derivative liabilities, net	5,233	5,233	4,927	4,927

Other liabilities (4), (5)	560	428	602	487

(1)	Includes accrued interest.
(2)	Includes money market securities that were valued based on the nominal value, which approximates fair value.
(3)	Includes Accrued interest and other charges.
(4)	Amounts are related to EEA guarantees received and given, and the non-contingent liability for the obligation under the SG and NSG guarantees.
(5)

Fair value of Loans, EEA guarantees received and given, and the non-contingent liability for the obligation under the SG and NSG guarantees are classified within Level 3 of the fair value hierarchy. Debt securities and fair value of Borrowings at amortized cost are classified within Level 2 of the fair value hierarchy.

Condensed Quarterly Financial Statements	45

NOTE K – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three and nine months ended on September 30, 2023 and 2022, comprise the following (in millions):

	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022

Fair value adjustment gains (losses):

Borrowings	$230	$2,290	$217	$6,702

Derivatives:

Interest rate and foreign currency swaps on borrowings	(240)	(2,392)	(127)	(7,078)

Interest rate and foreign currency swaps on loans funded through borrowings	377	618	(49)	1,565

Interest rate swaps on loans funded through equity	187	(201)	105	(145)

Fair value adjustment gains (losses)	$554	$315	$146	$1,044

Foreign currency transaction gains (losses):

Borrowings	$768	$1,619	$245	$3,187

Derivatives:

Interest rate and foreign currency swaps on borrowings	(747)	(1,562)	(435)	(3,176)

Interest rate and foreign currency swaps on loans funded through borrowings	308	644	71	1,584

Loans	(385)	(679)	(7)	(1,632)

Other (1)	(6)	(40)	120	(24)

Foreign currency transaction gains (losses)	(62)	(18)	(6)	(61)

Total	$492	$297	$140	$983

(1)	Includes foreign currency transaction gains (losses) from debt securities amounting to $95 million in 2023 (2022 – $(34) million).

Net fair value adjustments are mainly a result of the different accounting treatment between loans, which are carried at amortized cost, and the Interest rate and foreign currency swaps on loans, which are carried at fair value. Changes in the fair value of the Interest rate and foreign currency swaps on loans are reflected in earnings, while the changes in the fair value of loans are not as they are carried at amortized cost. In contrast, changes in the fair value of borrowings largely offset the changes in interest rate and foreign currency swaps on borrowings, as the majority of borrowings are carried at fair value. The Bank had net fair value gains on non-trading portfolios and foreign currency transactions of $140 million for the nine months ended September 30, 2023, compared to $983 million gains for the same period in 2022. Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approaches and their fair values converge with their amortized costs.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank seeks to minimize exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining substantially all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings.

NOTE L – BOARD OF GOVERNORS APPROVED INCOME TRANSFERS

The IDB Grant Facility (GRF) is currently funded by income transfers from the Bank’s Ordinary Capital to make grants appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects.

Income transfers are recognized as an expense when approved by the Board of Governors and are currently funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

46	Condensed Quarterly Financial Statements

Ordinary Capital income transfers to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In March 2023, the Board of Governors approved income transfers from the Bank to the GRF amounting to $140 million (2022 - $172 million).

NOTE M – CAPITAL STOCK

There were no changes in subscribed capital during the nine months ended September 30, 2023 and the year ended December 31, 2022.

NOTE N – RECEIVABLE FROM MEMBERS

Receivable from members includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member’s contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of Maintenance of Value (MOV) obligations, and other MOV obligations.

The composition of the net receivable from members as of September 30, 2023 and December 31, 2022, was as follows (in millions):

	September 30, 2023	December 31, 2022

Regional developing members	$701	$702

Canada	52	52

Non-regional members, net	68	66

Total receivable from members	$821	$820

NOTE O – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and IDB Invest: the Staff Retirement Plan and the Complementary Staff Retirement Plan for international employees of the Bank and IDB Invest, and the Local Retirement Plan for national IDB employees in the country offices. The Bank also provides health care and certain other benefits to retired staff under the Postretirement Benefits Plan (PRBP).

Contributions

All contributions are made in cash during the fourth quarter of the year. As of September 30, 2023, the estimate of contributions expected to be paid to the Plans and the PRBP for the year 2023 is $63 million and $34 million, respectively. Contributions for 2022 were $59 million and $32 million, respectively.

Condensed Quarterly Financial Statements	47

Periodic benefit cost

The following tables summarize the benefit costs associated with the Plans and the PRBP for the three and nine months ended September 30, 2023 and 2022 (in millions):

	Pension Benefits

	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022

Service cost (1)	$21	$41	$63	$124

Interest cost	56	42	169	128

Expected return on plan assets (2)	(83)	(59)	(246)	(177)

Amortization of:

Prior service cost	1	-	1	1

Net actuarial losses	(5)	18	(14)	53

Net periodic benefit cost (credit)	$(10)	$42	$(27)	$129

(1)	Included in Administrative expenses.
(2)	The expected return of plan assets is 6.50% in 2023 and 5.00% in 2022.

	Postretirement Benefits

	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022

Service cost (1)	$7	$12	$21	$36

Interest cost	22	18	65	53

Expected return on plan assets (2)	(36)	(26)	(107)	(77)

Amortization of:

Prior service credit	(8)	(2)	(24)	(8)

Net actuarial losses	(1)	2	(4)	7

Net periodic benefit cost (credit)	$(16)	$4	$(49)	$11

(1)	Included in Administrative expenses.
(2)	The expected return of plan assets is 6.50% in 2023 and 5.00% in 2022.

NOTE P – VARIABLE INTEREST ENTITIES

An entity is a variable interest entity (VIE) if: (i) it lacks equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) the equity investors lack certain characteristic of a controlling financial interest who have decision-making rights about the entity’s operations; or (iii) it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has the power to direct the activities that most significantly impact the VIE’s economic performance and has the obligation to absorb a majority of the expected losses or the right to receive a majority of the expected residual returns, or both. An enterprise may hold a significant variable interest in a VIE, which is not consolidated because the enterprise is not the primary beneficiary, or the VIE is considered immaterial for the reporting entity’s financial statements.

The Bank has identified loans and guarantees to VIEs in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest on September 30,2023. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) special purpose vehicles or investment funds, where the sponsor, the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

48	Condensed Quarterly Financial Statements

The Bank’s involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank’s financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $77 million on September 30, 2023 (2022 - $145 million). The Bank’s total loans outstanding to these VIEs was $14 million on September 30, 2023 (2022 - $12 million). No guarantees were outstanding to these VIEs on September 30, 2023, or December 31, 2022. There were no undisbursed amounts related to such loans and guarantees on September 30, 2023 and December 31, 2022, which combined with outstanding amounts results in a total maximum Bank exposure of $14 million on September 30, 2023 (2022 - $12 million).

The Bank is considered the primary beneficiary of certain entities and has made loans amounting to approximately $51 million on September 30, 2023 and December 31, 2022. The Bank’s involvement with these VIEs is limited to such loans, which are reflected as such in the Bank’s financial statements. Based on the most recent available data, the size of these VIEs measured by total assets amounted to approximately $51 million on September 30, 2023 and December 31, 2022, which is considered immaterial, thus not consolidated with the Bank’s financial statements.

NOTE Q – RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

A reconciliation of Net income to Net cash provided by (used in) operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

		Nine months ended September 30,

		2023	2022

Net income	$	956	$1,322

Difference between amounts accrued and amounts paid or collected for:

Loan income		(488)	(476)

Income from investments		(302)	(230)

Other interest income		90	2

Interest and other costs of borrowings, after swaps		211	612

Administrative expenses, including depreciation		36	104

Special programs		(7)	(12)

Transfers to the IDB Grant Facility		46	79

Net fair value adjustments on non-trading portfolios and foreign currency transactions		(140)	(983)

Net (increase) decrease in trading investments		(2,039)	4,411

Net unrealized (gains) losses on trading investments		27	136

Other components of net pension benefit costs		(160)	(20)

Provision for developmental assets credit losses		112	68

Net cash provided by (used in) operating activities		$(1,658)	$5,013

Supplemental disclosure of noncash activities

Increase (decrease) resulting from exchange rate fluctuations:

Trading investments		$42	$1

Loans outstanding		64	(42)

Debt securities		95	(34)

Borrowings		190	(28)

Receivable from members, net		1	29

NOTE R – SEGMENT REPORTING AND CONCENTRATIONS

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

Condensed Quarterly Financial Statements	49

For the nine months ended September 30, 2023 and 2022, loans made to or guaranteed by countries that individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Nine months ended September 30,

	2023		2022

Argentina	$658		$307

Brazil	771		336

Colombia	345	(1)	273

Mexico	315	(1)	263

(1)	Amounts included for comparative purposes since they do not exceed 10% of loan income.

NOTE S – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on its financial position, results of operations or cash flows.

The Russian war on Ukraine and high and persistent inflation in the region are additional sources of concern on the social and economic development of IDB’s borrowing member countries. Such uncertainties may impact the fair value of the Bank’s investments and the credit worthiness of the Bank’s borrowers. The Bank has capital buffers in place to absorb additional stress and credit rating downgrades.

NOTE T – RELATED PARTY TRANSACTIONS

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the Inter-American Investment Corporation (IDB Invest) became effective. During the seven-year period ending on December 31, 2022, NSG activities were originated by IDB Invest and co-financed by the Bank and IDB Invest until December 31, 2022. The Bank no longer approves NSG developmental related assets and IDB Invest continues to manage and monitor the Bank’s legacy NSG portfolio. For co-financed NSG loans, the Bank and IDB Invest maintain separate legal and economic interests in their respective shares of the loan principal balance, interest, and other elements of the lending arrangement. IDB Invest also executes, services, and monitors the Bank’s NSG loans portfolio.

As part of such reorganization, IDB Invest’s capitalization plan includes additional capital to be contributed by IDB Invest shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors’ approval, which shall take into account the continued maintenance of the Bank’s Triple-A long-term foreign currency credit rating, the Capital Adequacy Policy (CAP), the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2023, the Board of Governors approved a $72 million (2022- $150 million) distribution, to the shareholders of the Bank for a concurrent capital contribution to IDB Invest on their behalf. This transfer is in lieu of a distribution to the shareholders of both entities and therefore is recognized as a dividend in the Condensed Statement of Income and Retained Earnings.

Also, pursuant to such reorganization, the Bank and IDB Invest entered into one-year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to IDB Invest, and those provided by IDB Invest to the Bank are $16 million and $20 million, respectively, for the nine month period ended September 30, 2023 (2022 - $15 million and $49 million, respectively).

50	Condensed Quarterly Financial Statements

The Bank also charges fees for the administration of the Multilateral Investment Fund III (MIF), funds held in trust and managed on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank’s objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance the Bank’s lending projects, to provide grants, and to fund technical assistance activities, including project preparation and training. These fees are reported as Other income and are recognized ratably over time as services are provided, or upfront when contributions from donors are received. The total fees for the services provided by the Bank for the funds held in trust and managed on behalf of donors and for the administration of the MIF are $11 million and $2 million, respectively, for the nine month period ended September 30, 2023 (2022 - $5 million and $2 million, respectively).

The Bank received deposits from central banks and official institutions in the Bank’s member countries totaling $150 million as of September 30, 2023 (December 31, 2022 - $25 million) with maturities of up to 30 days.

During 2020, the Bank entered into a 10-year guarantee and cooperation agreement (Agreement) with Sweden, a member country of the Bank, under which Sweden will guarantee up to $100 million of lending exposure to the Federal Government of Brazil. This Agreement allows the Bank to increase lending support by up to $300 million for new projects in Bolivia, Colombia, and Guatemala. During the term of the guarantee, if any sovereign-guaranteed loans by the Federal Government of Brazil were classified in nonaccrual status (i.e., payment arrears for more than 180 days), Sweden will compensate the Bank for up to $100 million of the loan outstanding principal in nonaccrual status. At the end of the nonaccrual event, the Bank will reimburse Sweden for any principal that is recovered with respect to the nonaccrual event. The eligible exposure under this guarantee was $66 million as of September 30, 2023 and December 31, 2022, and there were no nonaccrual events associated with loans made to or guaranteed by Brazil.

Other significant transactions with IDB Invest, GRF and Pension Plans are disclosed in the note to which they relate.

NOTE U – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 3, 2023, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank’s Condensed Quarterly Financial Statements as of September 30, 2023.